727

08002834

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sierra Geothermal Power

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 29 2008
THOMSON REUTERS

FILE NO. 82- 03459 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/28/08

082-03459

SGP

Sierra Geothermal Power Corp. Annual Report 2007

12-31-07
AR/S

RECEIVED
2008 MAY 27 P 2:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The Power to Grow

Received SEC
MAY 07 2008
Washington, DC 20549

Corporate Profile: TSX-V:SRA

Sierra Geothermal Power Corp. (SGP) is a renewable energy company focused on the exploration and development of geothermal power projects. SGP's 17 projects comprise a total land base of 88,000 acres (356 km²) of geothermal assets in Nevada and California. SGP is actively developing five major projects, with Reese River, Pumpernickel and Silver Peak targeted for commercial production in 2011-2012. The five projects combined have the potential to generate more than 200 megawatts (MW) of power. 200 MW generates enough electricity to power 160,000 homes. SGP plans to develop its portfolio of projects through a combination of corporate equity and joint venture partnerships.

US Geothermal Potential



200°C
150°C
100°C
0°C

Our Operations



N
Howard
Gerlach
Sulphur
Pumpernickel
RENO
Desert Peak
Dixie Valley
Wells
Soda Lake
North Salt Wells
Reese River
Salt Wells
Barren Hills (Wilson)
Spencer
Hawthorne
Alum
Silver Peak
CALIFORNIA
LAS VEGAS
LEGEND
Projects
Tier 1 Projects
Transmission Lines
0
100
Salton Sea

TABLE OF CONTENTS

The Power to Grow fuelled by...

A STRONG INDUSTRY SECTOR

The renewable energy sector is poised for significant growth in the coming years. Worldwide private investment in renewable energy projects is increasing and expected to surpass US$7 trillion by 2030.* Current U.S. energy consumption is approximately 1 million MW/hour, of which 20% could be provided from geothermal systems.** Presently, 3,000 MW of electricity is produced from geothermal sources in the U.S., which represents about a third of worldwide geothermal power generation. Some observers believe that new geothermal projects could increase installed geothermal capacity by at least 50% in the next five years and investors anticipate they will achieve strong returns once the projects reach production.

A LARGE PIPELINE OF PROJECTS

SGP's 17 projects constitute a substantial land position, covering more than 88,000 acres (356 km^2) in Nevada and California. In addition to SGP's top five advanced-stage projects, the remaining 12 sites provide a robust pipeline that will result in continued growth in production and revenue. All SGP's projects are located near transmission infrastructure providing access to a large and growing marketplace. SGP continues to identify new areas of high geothermal potential and plans to add to its already extensive land base.

GROWING DEMAND FOR RENEWABLE POWER

Demand for renewable power is being driven by several factors: the volatility of fossil fuel prices, recent legislation designed to address global warming, public and regulatory pressure to reduce carbon dioxide emissions, rapid population growth in the western U.S. resulting in increased energy consumption, and the need for stable economic growth.

FAVOURABLE GOVERNMENT AND REGULATORY PROGRAMS

The Renewable Portfolio Standard (RPS) is a policy presently adopted by 28 states. This policy requires electricity providers to obtain a certain percentage of their power from renewable sources by a specified date. The states of California and Nevada are driving renewable power demand in the west, requiring electrical providers to meet 20% of their electricity needs from renewable energy sources by 2010 and 2015, respectively. In addition, renewable energy developers qualify for a Production Tax Credit (PTC) at ~$20/MW hour for the first 10 years of a plant's operation. Management expects the PTC to be extended past its current expiration date of December 31, 2008.

ADDITIONAL INVESTMENT OPPORTUNITIES

SGP's growth strategy involves increasing its megawatt production capacity through additional acquisitions. SGP continues to evaluate opportunities on the basis of geothermal potential and close proximity to transmission infrastructure.

A WELL-QUALIFIED MANAGEMENT TEAM AND BOARD OF DIRECTORS

SGP benefits from the skills of an accomplished management team and Board of Directors, experienced in exploration, engineering and business development. SGP's leadership team is well-qualified to develop its projects to production efficiently and profitably.

**Cambridge Energy Research Associates (CERA) Report: "Crossing the Divide"*
***Energy Information Administration (Official Energy Statistics from U.S. Government)*

FORWARD LOOKING STATEMENT: Certain statements in this Annual Report may contain "forward-looking" statements that involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Letter to Shareholders

> **"Our mission is to explore, develop and become a leading independent producer of geothermal power. To accomplish our mission we intend to expand our in-house geothermal expertise, build our portfolio of assets, and continue to increase value for our shareholders."**

Dear Shareholder,

For Sierra Geothermal Power, 2007 marked an exciting period of growth and transition. We added strength to our Board of Directors and senior management and continued to build our technical team. With a strong portfolio of geothermal assets, an energetic team and a clear focus on clean, sustainable power generation, we are determined to succeed. We are focused on moving our major projects through feasibility and to production as efficiently as possible. Our mission is to explore, develop and become a leading independent producer of geothermal power. To accomplish our mission we intend to expand our in-house geothermal expertise, build our portfolio of assets, and continue to increase value for our shareholders.

The fundamentals in our sector remain strong. Demand for renewable power continues to outstrip supply and we are seeing a direct correlation between population growth and the price of power. The western United States is experiencing high growth which is driving demand; it is also known to have the greatest geothermal potential in North America. We have experienced long-term power pricing increases, and the industry consensus is that prices will continue to rise over time. These are some of the many reasons we saw a major surge in interest in geothermal energy during 2007.



Geothermal power is recognized as having the potential to be a major contributor to our future energy needs in North America. We expect this recognition to grow as more and more people become aware of its attractive attributes.

This positive trend does not come without challenges. In our industry we continue to face a tight labour market and tough competition for geothermal expertise and drilling equipment. We are also facing increased land, materials, and staffing costs. However, we remain confident that we will overcome these challenges.

Although the development of geothermal energy sources is not new and faces some challenges, we believe there is a tremendous opportunity to deliver solid shareholder value within this industry sector.

In our view, the outlook for SGP in 2008 is positive. We have established a series of ambitious targets for the year that will take our company forward in an aggressive but prudent manner:

- Implement our Corporate Governance Policy;
- Add strength to the Board of Directors, management and technical teams;
- Advance three of our Tier 1 projects towards feasibility;
- Obtain permits for our Alum and Barren Hills (Wilson) projects for drilling in 2009;
- Secure joint venture partners on several projects to share risk and capital costs;
- Execute power sales contracts on our Reese River and Silver Peak projects; and
- Drill production assessment wells on our Reese River, Silver Peak and Pumpernickel projects.

This is a comprehensive program but one that is well within our capabilities and consistent with our objective of taking SGP to production and positive cashflow in the near-term.

I would like to thank our board, managers, employees, shareholders and suppliers for their many contributions to SGP during 2007. We look forward to your continued support in 2008 as we work towards bringing the benefits of geothermal energy to North American homes and businesses.

Yours sincerely,

Gary Thompson, P.Geo
President, CEO & Director

GEOTHERMAL ENERGY

How It Works


Turbine
Generator
Load
Heat Exchanger
Production Well
Injection Well

SUPPLYING A GROWING DEMAND

SUPPLY

- The western U.S. is known to have some of the greatest geothermal potential in the world.
- The Western Governors' Association has identified 13,000 MW of known geothermal resources within the western U.S. that can be developed using current geothermal technologies. This is sufficient to provide power for 10.4 million homes.
- The U.S. – a market that consumes nearly 1 million MW of electricity – currently produces 3,000 MW from geothermal sources. As a point of reference, 1,000 MW can provide 800,000 homes with power.
- It is estimated that geothermal sources have the potential to deliver up to 200,000 MW or about 20% of the total electricity needs in the U.S.

DEMAND

- Demand for electricity in the western U.S. is principally driven by the region's growing population, with Nevada having the highest annual population growth in the U.S. for the last 19 years.
- California, with an economy similar in size to that of France and a population equal to that of Canada, prohibits the signing of long-term contracts for coal-fired power generation.
- The volatility of fossil fuel prices emphasizes the growing need for renewable and cleaner energy solutions.


ND
SD
NE
KS
OK
AR
LA
MS
AL
GA
SC
TN
KY
IN
OH
WV
MI
ID
WY
UT
AK
HI
FL

States with a Renewable Portfolio Standard (RPS)

☐ Mandatory RPS ■ RPS implemented through voluntary utility commitments

REGULATORY SUPPORT

- A Renewable Portfolio Standard (RPS) has been adopted by 28 states. The RPS in California and Nevada is set at 20% by the year 2010 and 2015, respectively.
- Geothermal energy developers qualify for a Production Tax Credit (PTC) of ~$20/MW per hour for the first 10 years of production.
- Renewable Energy Credits provide an incentive that can assist with the capital costs of projects.
- Pending carbon cap-and-trade legislation could add significant value to SGP's projects.

LEGISLATIVE MOMENTUM

- Public and regulatory pressure is mounting to reduce dependency on foreign oil and to invest in clean, renewable alternatives.
- Bipartisan support for developing renewable energy alternatives is growing.

CLEAN AND RENEWABLE

Geothermal energy is a clean, sustainable and renewable source of power. Geothermal projects require considerable risk capital investment for exploration drilling to advance towards feasibility. However, geothermal power plants are cost competitive with other sources of power generation. Geothermal is a source of base-load power which provides continuous power generation. Geothermal power plants have a modular design and can be constructed on a turnkey fixed-price contract basis.

◄ *Heat energy from the earth can be applied commercially using proven technology that has evolved over the 100-year history of geothermal power generation. There are three different methods to convert geothermal energy to electricity: flash steam, dry steam and binary. SGP expects to generate electricity using binary plant technology that employs two independent fluids on separate loops.*

1. Geothermal reservoir fluid is pumped through a heat exchanger where it heats a secondary working fluid with a lower boiling point
2. As the working fluid is vaporized it drives the turbine
3. The turbine is connected to a generator that produces electricity
4. The working fluid is then condensed and re-circulated forming a closed loop system
5. The geothermal reservoir fluid is injected back into the ground for recharge

Tier 1 Projects Overview

By 2013, SGP's Tier 1 projects have the potential to generate greater than 205 megawatts – enough to provide power to 160,000 homes.

PROJECTS	DETAILS	POTENTIAL	TIMELINE

REESE RIVER

	▸ 25 km² in Lander County, Nevada
	▸ 100% owned
	▸ Positive drill results released in 2007 confirmed large heat flow anomaly:
	  ▸ well 13-4: 148°C at 1,500 m
	  ▸ well 56-4: 124°C at 1,200 m
	▸ Completed seismic, gravity and MT surveys
		▸ 90% probability of generating 13 MW and 50% probability of exceeding 30 MW
		▸ Rated in the top ten undeveloped geothermal prospects in Nevada by independent consultants
			▸ Targeted for production in 2011
			▸ 2008
			  ▸ Drilling to feasibility
			  ▸ Sign PPA**
			▸ 2009
			  ▸ EPC* contract
			  ▸ Project financing
			  ▸ Field development drilling

PUMPERNICKEL

	▸ 27 km² in Humboldt County, Nevada
	▸ Joint venture with Nevada Geothermal Power: 50% earn-in option
	▸ Confirmed results: surface hot-spring temperatures of nearly 100°C
	▸ Historical work indicates a temperature gradient of 280°C/km
		▸ 90% probability of generating 20 MW and 50% probability of exceeding 30 MW
		▸ One of the top four undeveloped geothermal prospects in Nevada *(source: Great Basin Center for Geothermal Energy)*
			▸ Targeted for production in 2011
			▸ 2008
			  ▸ Drilling production wells
			  ▸ Initiate transmission study and PPA negotiations
			▸ 2009
			  ▸ Field development drilling
			  ▸ Project financing
			  ▸ EPC contract

SILVER PEAK

	▸ 30 km² in Esmeralda County, Nevada
	▸ 100% owned
	▸ Geothermometry suggests commercial reservoir temperature at 150°C – 170°C
		▸ 90% probability of generating 15 MW and 50% probability of exceeding 40 MW	▸ Targeted for production in 2012
			▸ 2008
			  ▸ Seismic survey
			  ▸ Temperature gradient and production assessment drilling

BARREN HILLS (WILSON)

	▸ 23 km² in Lyon County, Nevada
	▸ 100% owned
	▸ Out of the 34 historical wells, 13 had temperature gradients greater than 160°C/km and three were greater than 315°C/km
		▸ 90% probability of generating 10 MW and 50% probability of exceeding 25 MW	▸ Targeted for production in 2013
			▸ 2008
			  ▸ Permitting
			▸ 2009
			  ▸ Geophysics
			  ▸ Drilling

ALUM

	▸ 29 km² in Esmeralda County, Nevada
	▸ 100% owned
	▸ Geothermometry suggests a minimum reservoir temperature of 155°C with indications up to 225°C
		▸ 90% probability of generating 40 MW and 50% probability of exceeding 90 MW	▸ Targeted for production in 2013
			▸ 2008
			  ▸ Permitting
			▸ 2009
			  ▸ Geophysics
			  ▸ Drilling

**EPC: Engineering, Procurement and Construction **PPA: Power Purchase Agreement*

Management Discussion and Analysis

For the 14 months ended December 31, 2007
Containing Information up to and including February 29, 2008

NOTICE

This Management Discussion and Analysis (MD&A) covers the business operations of Sierra Geothermal Power Corp. ("SGP") for the 14 months ended December 31, 2007 and subsequent activity up to February 29, 2008.

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements as at December 31, 2007 and October 31, 2006; for the 14 months ended December 31, 2007; and the years ended October 31, 2006 and 2005. SGP's financial statements are prepared in accordance with Canadian generally accepted accounting principals (GAAP). SGP's reporting currency is the Canadian dollar and all dollar amounts in this MD&A are in Canadian dollars except where otherwise indicated.

FORWARD-LOOKING INFORMATION

This MD&A may contain certain forward-looking statements based on the expectations of management and information currently available to the Issuer. Such statements are used to describe management's future plans, prospects, objectives, and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

OUR BUSINESS

SGP is a renewable energy company focused on the exploration and development of geothermal power projects. It currently has 17 properties located in Nevada and California, five of which are being actively developed. SGP is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol SRA.

SGP intends to advance the development of its portfolio of projects. It intends to finance this development through a combination of equity, project debt and/or joint ventures, while continuing to evaluate further acquisitions. SGP intends to move its top five (Tier One) projects to financial feasibility, and then engage an experienced contractor to construct a power plant on a turn-key fixed price contract. SGP's target goal is to advance the top 5 (Tier One) projects to power generation within the next five years. The additional projects within SGP's pipeline provide for continued growth into the future. SGP's geothermal properties are outlined in the Table of Properties on page 14.

The renewable energy sector is experiencing rapid growth. SGP believes it will create significant value for shareholders due to its access to capital, the increasing demand for renewable power, its control of a significant number of properties with geothermal power generating potential, and the existence of an experienced management team with a solid technical background.

2007 HIGHLIGHTS FOR THE PERIOD ENDING 31 DECEMBER 2007

- Changed fiscal year end from October 31 to December 31.
- Acquired Cayley Geothermal Corp.
- Completed a $10 million financing.
- Received $4.9 million through the exercise of warrants.
- Added strength to the Board of Directors, management and technical team.
- Completed exploration requirements for the acquisition of the Reese River property. Conducted several geophysical surveys and drilled two deep wells, which confirmed commercial grade temperatures.
- Completed the acquisition of the Silver Peak property and incorporated Silver Peak Geothermal Power, LLC. Conducted permitting surveys and submitted exploration permitting documentation to the Nevada Bureau of Land Management.
- Completed the acquisition of the Alum property and incorporated Alum Geothermal Power, LLC.
- Completed the acquisition of the Barren Hills (Wilson) property and incorporated Wilson Geothermal Power, LLC.
- Acquired Dixie Valley and Desert Peak properties in Nevada.

RISK FACTORS AND TRENDS

SGP is an exploration company involved in the acquisition and exploration of geothermal resources in Western United States. The degree of risk increases substantially where a company is in the exploration stage, as opposed to the development or production stage. Investing in the securities of SGP should be considered speculative due to the nature of SGP's business at this stage. The following are some of the primary risk factors that should be given consideration: (i) exploration & development risks; (ii) insurance risk; (iii) electricity market risk; (iv) liquidity risk; (v) environmental and regulatory risks; (vi) issuance of debt; and (vii) exchange rate fluctuations.

(i) Exploration and Development

Geothermal exploration involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which SGP has a direct or indirect interest will be subject to all the hazards and risks associated with exploration, development and production of geothermal power. SGP's projects, like oil and gas or mining ventures, rely on drilling to prove the resource. As more drilling on a project is completed, the confidence level increases and the risk level decreases. Production well drilling risk is mitigated by conducting geochemical, geological and geophysical surveys in combination with drilling shallow to deep temperature gradient wells.

(ii) Insurance

SGP's involvement in the exploration for geothermal resources may result in SGP becoming subject to liability for pollution, property damage, personal injury or other hazards. The insurance coverage SGP has may not be sufficient to cover the full extent of such liabilities. SGP currently has the following insurance policies in place; Directors and Officers liability insurance; Control of Well insurance for drilling operations; and General Liability insurance for US operations.

(iii) Electricity Market

Prices for electricity are impacted by numerous factors beyond SGP's control. These factors include but are not limited to: supply & demand; international economic and political trends; expectations of inflation; currency exchange fluctuations; interest rates; global or regional consumptive patterns; increase in raw materials and construction costs; speculative activities; increased capacity due to new developments and improved power generation methods. These factors affect the price of electricity, and therefore the economic viability of any of SGP's projects.

In addition to the price of electricity, there is a risk that SGP may not be able to secure a power purchase agreement to sell power under favorable conditions, or gain access to the transmission grids to transmit the electricity. However, twenty-eight of the United States have adopted the Renewable Portfolio Standards (RPS) which requires utilities to purchase a portion of their electricity from renewable sources. The RPS in California is set at 20% by the year 2010 and the RPS in Nevada is 20% by the year 2015. SGP's current properties and operations are located in these States.

(iv) Liquidity

SGP anticipates that it will be necessary to make substantial capital expenditures for the acquisition, exploration, development and production of power on its geothermal properties in the future. SGP currently has no revenue and may have limited ability to secure the capital necessary to undertake or complete future exploration or development programs. There can be no assurance that debt or equity financing, or cash generated by operations, will be sufficient to meet these requirements. Equally, if debt equity financing is available, it is not guaranteed that it will be on terms acceptable to SGP. Moreover, future activities may require SGP to alter its capitalization significantly.

Periodically SGP may enter into transactions financed partially or wholly with debt, which may increase SGP's debt levels above industry standards. The level of SGP's indebtedness from time to time may impair SGP's ability to obtain additional financing in the future on a timely basis, and therefore to take advantage of business opportunities that may arise. SGP's ability to service its debt obligations will depend on SGP's future operations, which are subject to industry conditions and other factors that may be beyond the control of SGP.

The inability of SGP to access sufficient capital for its operations could have a material adverse effect on SGP's financial condition, results of operations or prospects. SGP recognizes that the lack of liquidity in its securities poses difficulty for investors. In order to mitigate this risk, SGP plans to increase its liquidity by bringing its projects into production and enhancing its investor relations activities.

(v) Environmental and Regulatory

SGP is subject to American federal and state environmental regulations due to the environmental risks and hazards associated with the exploration and development of geothermal properties. Compliance with such legislation and regulations can require significant expenditures and a breach could result in the imposition of fines and penalties, some of which may be material. SGP is committed to environmental responsibility. Environmental legislation is evolving and management expects that it will become stricter regarding enforcement, fines and liability, which may have a material impact on operating results. SGP constantly monitors the current state of environmental regulations in the United States.

(vi) Exchange Rate Fluctuations

Fluctuations in currency exchange rates, principally the Canadian/US dollar exchange rate, can significantly impact SGP's cash flows. The exchange rate has varied over time. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which may impact financial results. Currently, a strong Canadian dollar has a favourable impact on SGP due to the fact that funds are raised in Canadian dollars, while exploration and development costs are incurred in US dollars.

REVIEW OF CONSOLIDATED FINANCIAL STATEMENTS

The following tables provide a brief summary of the Company's financial operations. For more detailed information, refer to the consolidated financial statements for the 14-month period ended December 31, 2007.

During the 14-month period ended December 31, 2007, SGP incurred a net loss of $2,852,975 or $0.06 per share, compared with a loss of $409,491 or $0.05 per share for the October 31, 2006 year ended.

Summary of Financial Results

Comparison of the 14 months ended December 31, 2007 with the 12 months ended October 31, 2007 and years ended October 31, 2006 and 2005.

	14 months ended	12 months ended	Years ended	
	31 Dec 07	31 Oct 07	31 Oct 06	31 Oct 05
Total assets	$19,049,403	$14,474,449	$ 724,039	$ 581,201
Exploration properties	$ 7,640,515	$ 6,452,227	$ 603,285	$ 311,804
Shareholders equity	$18,250,445	$13,614,056	$ 442,383	$ 562,207
Net Loss	$ (2,852,975)	$ (2,403,830)	$ (409,491)	$ (311,364)
Loss per Share	$ (0.06)	$ (0.05)	$ (0.05)	$ (0.06)

Overview

The annual statements reflect the Company's major growth, financings and the acquisition of Cayley Geothermal Corp. ("Cayley") all within the 14-month period ended December 31, 2007. Assets have increased $18,325,364 since October 31, 2006 and shareholders equity by $17,808,062. Costs capitalized to properties increased $7,328,711 since October 31, 2005, reflecting SGP's commitment to explore and develop geothermal properties. The primary properties in this fiscal year were Reese River, Pumpernickel and Silver Peak.

For the periods presented, the Company had no revenues and did not declare any dividends. The Company incurred a net loss of $2,852,975 or $0.06 per share in fiscal 2007, an increase of $2,443,484 from $409,491 in fiscal 2006. Operating expenses increased by $2.9M reflecting the Company's substantial growth over the 14 month period ended December 31, 2007. The weighted number of common shares increased to 45M from 8M due to the issuance of common shares in private placement financings in fiscal 2007.

Comparison of the two months ended December 31, 2007 with the three months ended October 31, 2007.

3-months ended	2 months ended 2007 31 December	Q4 2007 31 October	Q3 2007 31 July	Q2 2007 30 April	Q1 2007 31 January	Q4 2006 31 October	Q3 2006 31 July	Q2 2006 30 April	Q1 2006 31 January
Total assets	$19,049,403	$14,474,449	$14,386,695	$ 5,774,197	$ 5,801,265	$ 724,039	$ 622,752	$ 674,079	$ 667,831
Exploration properties	$ 7,640,515	$ 6,452,227	$ 4,978,713	$ 4,495,213	$ 1,915,427	$ 603,285	$ 579,447	$ 539,180	$ 399,466
Working capital (deficiency)	$10,676,587	$ 7,384,411	$ 9,128,600	$ 753,843	$ 3,721,986	$ (173,329)	$ (38,236)	$ 86,849	$ 236,102
Shareholders equity	$18,250,445	$13,614,056	$13,795,189	$ 4,880,721	$ 5,310,388	$ 442,383	$ 552,257	$ 636,786	$ 645,009
Net Loss	$ (516,017)	$ (351,167)	$ (519,764)	$ (447,352)	$ (1,018,675)	$ (110,321)	$ (91,529)	$ (110,859)	$ (97,782)
Loss per Share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.13)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.02)

For the two months ended December 31, 2007, the Company incurred a net loss of $516,017 or $0.01 per share compared with a net loss of $110,321 or $0.01 per share for the three months ended October 31, 2006. Although the comparison is between two months ended December 31, 2007 versus three months ended October 31, 2006, costs have increased significantly as a result of the major expansion of the Company's activities and scope of operations. Exploration property costs capitalized in the two months ended December 31, 2007 amounted to $1,188,288 compared to $23,838 in the 3 months ended October 31, 2006. This increase is the result of drilling operations undertaken on the Reese River property, which property was included in the Cayley acquisition in fiscal year 2007.

RESULTS OF OPERATIONS

Interest from cash and cash equivalents amounted to $230,439 for the 14-month period ending December 31, 2007 compared to $2,488 for the year ended October 31, 2006. This is the result of interest earned on significant cash balances resulting from fiscal 2007 equity financings.

Expenses for the 14-month period ending December 31, 2007 were $3,332,484 compared to the year ending October 31, 2006 of $411,979. This increase was due to the acquisition of geothermal properties during the fiscal year. This acquisition, combined with increased activity and expansion, has seen roughly a threefold increase in operating costs.

SGP started a marketing campaign in early January 2007 which is ongoing. The website is being redesigned, and SGP has attended trade shows and conferences which it believes are necessary to increase awareness. There were limited marketing activities during fiscal 2006.

Consulting fees increased from $65,393 for year end 2006 to $294,166 for the 14-month period ending December 31, 2007 as a result of an increase in accounting and advisory services and lobbying efforts.

Management fees were reduced to $0 in the 14-month period ending December 31, 2007 from $54,000 in year ending October 31, 2006 as all in-house management were paid as employees commencing January 1, 2007.

Office, general and administration costs increased from $90,965 in the year ending October 31, 2006 to $295,123 in the 14-month period ending December 31, 2007 due to an increase in the number of employees, and corporate activities related to the growth of SGP since the acquisition of Cayley.

Professional fees increased from $87,873 in year ending October 31, 2006 to $250,366 in the 14-month period ending December 31, 2007. This is due to the fact that, in the prior year, October was the Company's year-end. There was increased activity relating to audits of subsidiary companies prior to the acquisition, and increased legal costs relating to those activities. SGP's year-end has since been changed to December 31 and professional fees are anticipated to increase over future fiscal years due to the projected growth of SGP.

Wages and salaries increased from $0 in year ending October 31, 2006 to $414,850 in the 14-month period ending December 31, 2007 due to the fact that SGP previously did not have any employees. Managers and administration personnel of SGP were made employees post the acquisition of Cayley. Cayley personnel were made employees of SGP in January 2007, and additional employees have been hired due to growth requirements. Approximately $200,000 in wages was capitalized to the geothermal properties.

Travel and meal costs increased from $40,121 in year ending October 31, 2006 to $115,148 in the 14-month period ending December 31, 2007 mainly due to travel to trade shows, conferences and corporate finance meetings.

Management expects operating costs to continue to increase slightly in Q1-2008 as additional funds will be required to hire additional employees to support SGP's ambitious growth initiatives and significant exploration programs.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

In conjunction with the acquisition of Cayley, SGP closed a non-brokered private placement on November 21, 2006 of 16,893,542 units at $0.30 per unit, with each unit consisting of one common share and one warrant of SGP for a total of $5,068,063. Each warrant is exercisable on a one-for-one basis at a price of $0.40 for each additional share purchased in the first year and at a price of $0.50 for each share purchased in the second year from the date of placement. Six percent of the gross proceeds for a total of $304,084 was paid as commission and $57,560 was paid as filing fees.

On May 29, 2007, SGP closed a $10,000,000 brokered private placement. The placement consisted of 20,000,000 units offered at the price of $0.50 per unit. Each unit consisted of one common share and one share purchase warrant exercisable at a price of $0.70 to purchase one additional common share of SGP for a period of 24 months from the date of closing.

Pursuant to the terms of the private placement, Jacob & Company Securities Inc. received a commission of 8% of the gross proceeds of the Offering plus 1,600,000 Agent's Warrants exercisable at a price of $0.50 to purchase a unit of SGP consisting of one share and one share purchase warrant exercisable at the price of $0.70 for each warrant issued. The warrants issued to the Agent are exercisable for a period of two years from the date of closing.

In November 2007, 12,292,000 warrants were exercised at the price of $0.40 per share for total proceeds of $4,916,800. The warrants were issued as part of the private placement in November 2006.

As at December 31, 2007, SGP had working capital of $10,676,587 of which $10,804,369 was held in cash and short-term investments. This is a significant increase over the October 31, 2006 working capital deficiency of $173,329.

LEGAL STRUCTURE & CAYLEY ACQUISITION

Under the terms of the Cayley acquisition, SGP has acquired 50.76% of Cayley in exchange for 8,779,453 shares of SGP. SGP will acquire the remaining 49.24% Cayley shares through the issuance of 3,000,000 common shares as per the agreement on November 21, 2007, for a 67% interest. The issuance of the November 2007 shares for the 67% interest has yet to be completed as disclosed below. An additional 3,000,000 common shares are to be issued on November 21, 2008 for an 83% interest in Cayley, and the final installment of 3,220,548 common shares are to be issued on November 21, 2009, for a total of a 100% interest in Cayley. Each annual allotment of SGP's Shares on an installment basis will be subject to:

Ownership Flowchart


SIERRA GEOTHERMAL POWER CORP.
CAYLEY GEOTHERMAL CORP.
67% owned with option to acquire 100%
SIERRA GEOTHERMAL POWER INC.
100% owned
Pumpernickel*
Reese River Geothermal Power LLC
Silver Peak Geothermal Power LLC
Alum Geothermal Power LLC
Wilson Geothermal Power LLC
12 Other Properties
Owned or 100% option

**Owned by Nevada Geothermal. SGP has a 50% option.*

a) SGP and Cayley completing recommended work programs on at least two of Cayley's geothermal properties in a minimum aggregate amount of $1,500,000 per year under the terms of a Joint Development Agreement,

b) SGP receiving positive recommendations from an independent geothermal consultant for the continued development of at least two of the Cayley geothermal properties, and

c) SGP completing further financings to fund additional work programs on the Cayley geothermal properties.

The required expenditures as outlined in (a) above in relation to the 2007 acquirement have been completed. SGP has commissioned GeothermEx Inc. to prepare the independent reports as outlined in (b) above. Therefore, the roll out of the 2007 issuance as noted above on the Cayley acquisition to hold a 67% interest will occur after the receipt of these reports and approval from the TSX Venture Exchange. In relation to (c) above, SGP does not anticipate difficulty in securing further funds to advance the projects.

RELATED PARTIES

Related party transactions during the year amounted to $149,995, an increase of $41,095 from the October 31, 2006 amount of $108,900. The transactions are made up entirely of consultant and director fees. Included in current liabilities is $10,111 owing to directors for director fees and expense reimbursements. Included in accounts payable is $13,252 in amounts owed to directors for expense reimbursements. $12,046 of this amount has been capitalized to geothermal properties.

RESTRICTED DEPOSITS AND ASSET RETIREMENT OBLIGATION

The Company has a Federal Statewide Bond for the State of Nevada in the amount of $50,770 held by the Federal Reserve Bank in relation to potential future reclamation costs associated with the Reese River property. Given SGP acquired Reese River through the Cayley acquisition in fiscal 2007, there was no bond at October 31, 2006. The Company has also incurred an asset retirement obligation in the amount of $145,641 associated with decommissioning the Reese River property at some point in the future. At October 31, 2006, SGP did not own the Reese River property and therefore there was no associated asset retirement obligation.

Assumptions used in determining the site reclamation and closure liabilities include estimated undiscounted costs of $455,100 to be expended in the next 10 years at a discount rate of 27.5% and an inflation factor of 3 percent.

SHAREHOLDERS EQUITY

SGP has authorized unlimited common shares without par value.

	Number	Amount $
Balance, November 1, 2005	7,554,868	$ 3,591,312
Warrants exercised	204,675	71,636
Shares issued for mineral properties	100,000	45,000
Shares issued for cash, net of share issue costs	600,000	150,000
Balance, October 31, 2006	8,459,543	3,857,948
Shares issued for cash, net of share issue costs	36,893,542	13,625,057
Shares exchanged upon acquisition	8,779,453	395,539
Shares issued for mineral properties	200,000	116,000
Agent warrants	–	(459,465)
Warrants exercised, net	12,862,500	5,145,244
Options exercised, net	895,500	588,500
Future income tax effect of flow-through shares	–	(101,362)
Balance, December 31, 2007	68,090,538	$ 23,167,461

COMMITMENTS

SGP entered into a new lease agreement for its corporate office effective May 1, 2008 and expiring May 1, 2010. The Company is committed to make payments of $14,970 per month until the expiry date or pay three months rent if the lease is forfeited.

The Company is obligated to make certain payments, issue shares and incur exploration expenditures associated with the acquisition of its geothermal property interests.

STOCK-BASED COMPENSATION

SGP has a share option plan approved by the shareholders that allows it to grant incentive stock options for the purchase of common shares of the Company to persons in consideration for services. Stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 10% of the issued shares of the Company at the time of granting and may not exceed 5% to any individual (maximum 2% to any consultant).

The exercise price of the stock options is determined by the Board of Directors at the time of grant but cannot be less than market price, less permissible discounts, on the TSX Venture Exchange. Options have a maximum term of five years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case the options terminate one year after the event. Vesting of options is made at the time of the granting of the options at the discretion of the Board of Directors. Once approved and vested, the options are exercisable at any time. During the year ended December 31, 2007, the Company granted 3,025,000 options to employees, consultants, directors and officers of the Company.

Exercise Price	Expiry date	Balance, October 31, 2006	Granted	Exercised	Forfeited	Balance, December 31, 2007
$0.25	August 12, 2010	645,000	–	150,000	–	495,000
$0.40	January 28, 2008	95,000	–	95,000	–	–
$0.40	December 1, 2011	–	2,625,000	650,000	50,000	1,925,00
$0.50	July 31, 2012	–	400,000	–	–	400,000
		740,000	3,025,000	895,000	50,000	2,820,000

GEOTHERMAL INTEREST

For the purposes of this MD&A, all activities undertaken and properties owned by SGP through Cayley will be referred to as activities and properties of SGP.

SGP's top five active projects (or Tier One sites) include the following: Reese River, Pumpernickel, Silver Peak, Alum and Barren Hills (Wilson). All Tier One sites are located in Nevada.

Pumpernickel Project

SGP is in good standing as per its agreement with Nevada Geothermal Power Inc. and NGPC (formerly Noramex Corporation) (collectively "NGP") whereby SGP was granted the exclusive right and option to acquire a 50% interest in the Pumpernickel property.

On December 12, 2007, SGP signed an amendment agreement to revise the earn-in schedule.

In order to acquire a 50% interest in the Pumpernickel property, SGP is required to pay the following by December 15, 2008 to NGP:

- $70,000 *($50,000 paid to date)*
- incur exploration expenditures totaling $4,000,000 *($1,000,000 has been paid)*
- issue NGP 200,000 common shares of SGP *(400,000 shares have been issued).*

The Pumpernickel Property is operated by NGP. The project is located in Humboldt County, Nevada. Previous work on the Pumpernickel Project has produced reservoir temperature estimates from 150°C to 218°C. NGP has completed the first phase of the exploration program. Future work will include temperature gradient wells, production assessment drilling, transmission studies and feasibility studies. The Pumpernickel site is estimated to contain a 20 – 30 megawatt resource.

Reese River Project

SGP is in good standing as per its agreement with Western Geothermal Partners LLC ("WGP") to acquire geothermal leasehold rights on the Reese River property in Lander County, Nevada.

Under the current agreement, a 100% interest in the leases is gained if the following requirements are met:

- spud Phase One slim hole test drilling or equivalent by January 15, 2007 *(completed)*
- pay an option fee of US$50,000 on or before April 30, 2007 *(paid)*
- spend no less than US$2,000,000 on approved exploration expenditures by April 30, 2008 *(completed)*
- pay an option fee of US$50,000 on or before April 30, 2008
- spend no less than US$5,000,000 cumulative in approved exploration expenses by November 30, 2009 unless mutually extended in writing.

WGP will retain a 1% gross royalty on electrical production and/or direct use applications from the leases payable in quarterly royalty payments. SGP has the option to purchase the royalty from WGP.

A special purpose vehicle (Reese River Geothermal Power, LLC) has been established to operate the project.

The Reese River Project covers 25km² with good road access. Contoured data of the temperature-gradient wells outline a heat-flow anomaly that is approximately 5 km long in the northeast direction by approximately 2 km wide. The maximum calculated heat flow at Reese River is 1,117 mW/m². Using a Monte Carlo simulation, the potential geothermal resource at Reese River is estimated to have a 90% probability of generating 13 megawatts and a 50% probability of exceeding 30 megawatts. A 30 megawatt power plant can produce enough electricity to power 24,000 homes.

The exploration work on the Reese River property to date includes:

- 52 shallow temperature gradient wells
- seismic, gravity, MT and radiometric geophysical surveys
- structural and geological mapping
- soil, water and bio-geochemistry
- shallow temperature probe measurements
- 3D modeling
- two deep slim wells

In March 2007, SGP completed drilling Well 56-4 to a total depth of 1,200 metres. Temperatures of at least 124°C were encountered, confirming the evidence from shallow drill holes that a significant geothermal anomaly is present at drillable depths. Partial funding of US$580,000 was provided by the US Department of Energy's GRED III program.

In November 2007, SGP completed drilling Well 13-4 to a depth of 1,580 metres. The recorded temperature was 148°C at the bottom of the well.

SGP is reviewing the acquired data from all previous exploration work to determine the location and design of the first production assessment well at Reese River.

Alum Project

SGP has made all payments on an agreement with Geo-Energy Partners 1983 Ltd. ("Geo Energy") to acquire a 100% interest in the 29 km² lease located in Esmeralda County, Nevada and paid total acquisition costs of $322,043.

The Alum property is subject to a 4% royalty payable to Geo-Energy. SGP has a buy-out option to purchase the royalty.

Previous exploration work at Alum was conducted during the mid to late 1970's and early to mid 1980's by Amax Exploration Inc. Amax drilled 20 temperature gradient wells in the area and located a production well site. Geothermometry analysis indicates resource temperatures to be 150°C to 255°C which is suitable for a geothermal power plant. According to GeothermEx's 2004 PIER assessment study, the Alum geothermal site has a 90% probability of generating 41 megawatts and a 50% probability of generating 90 megawatts.

Currently, Alum is in the early permitting phase. A gravity survey and historic data compilation have been completed on the project. SGP plans to conduct further geological, geochemical and geophysical surveys combined with drilling temperature gradient and production assessment wells.

A special purpose vehicle, Alum Geothermal Power, LLC, has been established to operate the project.

Silver Peak Project

SGP holds a 100% interest in the Silver Peak property, which it obtained from WGP. Total acquisition costs were $360,322. SGP has the option to purchase the remaining royalty from WGP prior to commercial production. It has formed a special purposed vehicle, Silver Peak Geothermal Power, LLC, to operate the project.

The Silver Peak Project, located in Esmeralda County, Nevada, is approximately 225 km southeast of Reno. The Silver Peak project covers 29 km² with good road access. Power lines and the Silver Peak sub-station are located directly on the lease grounds. The leases cover an exposed two-mile strike of fossil geothermal vents, silica- travertine sinter and fossil algae mats.

Silver Peak has been investigated at various times over a 100-year period for precious metals, lithium, potash, water resources, and geothermal resources. Seven temperature gradient wells have previously been drilled to a maximum depth of 122 meters and a maximum temperature of 51°C. Geothermometry analysis indicates reservoir temperatures of 127°C to 227°C, which is suitable for a geothermal power plant.

SGP's proposed exploration program consists of conducting geophysical surveys and geological mapping, and drilling temperature gradient and production assessment wells. Drill locations for exploration and production wells are in the final permitting stage, and drilling is planned to commence in mid 2008.

Barren Hills (Wilson) Project

SGP has obtained a 100% interest in the Barren Hills (Wilson) property from WGP and has the option to purchase the outstanding royalty. A special purpose vehicle, Wilson Geothermal Power, LLC, has been established to operate the project.

The Barren Hills project covers 21 km² in Lyon County, Nevada. The project was formerly called the Wilson Project. However, SGP has changed the name of this project to avoid confusion with the proposed adjacent conservation area called Wilson Canyon.

In the early 1980's, Chevron drilled 34 temperature gradient wells on this project site. These wells were drilled to depths of 30 m to 610 m and reached maximum temperatures of 89°C. Thirteen of the 34 wells drilled had temperature gradients greater than 160°C/km, while three of the wells were greater than 315°C/km. A 2004 PIER study by GeothermEx using a Monte Carlo simulation, estimates the Barren Hills (Wilson) project to have a 90% probability of generating 10 megawatts and a 50% probability of generating 25 megawatts.

The Barren Hills project is in the early permitting phase, with plans for exploration in 2008 to include geological and geophysical surveys, followed by drilling temperature gradient and production assessment in 2009.

EXCLUSIVE OPTION ON ADDITIONAL PROJECTS

SGP is in good standing on its agreement with WGP to acquire geothermal leasehold rights on twelve properties totaling 195 km^2 throughout the state of Nevada.

Under the existing agreement a 100% interest in the leases will be obtained once the following requirements are met:

- an exclusive option payment of US$150,000 prior to January 15, 2007 *(paid)*
- cash payments totaling US$1,826,000 in six-month installments over a three-year period *(of which US$975,000 has been paid as of December 31, 2007)*

The properties are subject to a 2% royalty payable to WGP. The royalty is reduced to 1% on a pro-rated basis based on the percent of the available acreage purchased. SGP has a buy-out option to purchase the royalty.

TABLE OF PROPERTIES

		Issued		Pending*		
Name of Prospect	**Location**	**Acres**	**Km^2**	**Acres**	**Km^2**	**Nature of Interest**
Alum	*Esmeralda, NV*	7,238	29.3	0	0	Leaseholder
Desert Peak	*Churchill, NV*	658	2.7	0	0	Leaseholder
Dixie Valley	*Churchill, NV*	4,478	18.1	0	0	Leaseholder
Dixie Valley North	*Pershing, NV*	12,968	52.5	0	0	Leaseholder
Gerlach	*Washoe, NV*	1,662	6.7	0	0	Optioned-WGP
Hawthorne	*Mineral, NV*	3,050	12.3	0	0	Optioned-WGP
Howard	*Humboldt, NV*	2,234	9.0	0	0	Optioned-WGP
North Salt Wells	*Churchill, NV*	10,863	44.0	0	0	Optioned-WGP
Reese River	*Lander, NV*	6,145	24.9	0	0	Leaseholder
Salt Wells	*Churchill, NV*	8,304	33.6	0	0	Optioned-WGP
Salton Sea	*Imperial, CA*	0	0.0	3,442	13.9	Optioned-WGP
Silver Peak	*Esmeralda, NV*	7,233	29.3	0	0	Leaseholder
Soda Lake	*Churchill, NV*	944	3.8	0	0	Optioned-WGP
Spencer	*Lander, NV*	4,841	19.6	0	0	Optioned-WGP
Sulphur	*Humboldt, NV*	0	0.0	3,664	14.8	Optioned-WGP
Wells	*Elko, NV*	3,996	16.2	0	0	Optioned-WGP
Barren Hills (Wilson)	*Lyon, NV*	5,154	20.9	0	0	Leaseholder
Total		**79,768**	**322.9**	**7,106**	**28.7**	

** "Pending" relates to applications to lease which have been made with the Bureau of Land Management in the relevant States but which remain to be issued.*

CAPITAL RESOURCES

The Consolidated Mineral interest as of December 31, 2007 can be summarized as follows. The table below shows SGP's projects that are actively being developed during this period.

Consolidated Mineral Interest as of December 31, 2007

	Pumpernickel	Reese River	Silver Peak	Silver Peak Direct	Alum	Others	Total
Acquisition	292,280	210,799	360,322	–	322,043	1,217,546	2,402,990
Lease	48,480	15,636	15,833	–	–	52,934	132,883
Permitting	1,468	154,353	76,779	–	580	–	233,180
Site access	–	94,452	3,202	–	–	–	97,654
Geological, geophysical and geochemical	732,981	475,954	23,615	19,433	3,530	21,960	1,277,473
Tangible drilling costs	–	157,864	–	–	–	–	157,864
Intangible drilling costs	5,779	2,800,415	22,564	–	–	–	2,828,758
Plant studies	–	95	9,695	–	–	–	9,790
Transmission	–	17,706	77,281	–	–	–	94,987
Power purchase agreements	–	36,595	12,187	–	–	–	48,782
Travel and camp costs	3,608	75,932	12,265	–	–	–	91,805
Wages	–	159,278	29,633	9,678	3,111	–	201,700
Other	4,903	11,805	3,766	–	2,597	–	23,071
Asset Retirement Obligation	–	68,689	–	–	–	–	68,689
Write down of geothermal interests	–	–	–	(29,111)	–	–	(29,111)
Total Costs	**1,089,499**	**4,279,573**	**647,142**	–	**331,861**	**1,292,440**	**7,640,515**

The Consolidated Mineral interest as of October 31, 2006 can be summarized as follows:

Consolidated Mineral Interest as of October 31, 2006

	Pumpernickel	Reese River	Silver Peak	SP Direct	Alum	Others	Total
Acquisition	146,280	–	–	–	–	–	146,280
Lease	36,190	–	–	–	–	–	36,190
Permitting	1,467	–	–	–	–	–	1,467
Geological, geophysical and geochemical	327,574	–	–	–	–	–	327,574
Other	91,774	–	–	–	–	–	91,774
Total Costs	**603,285**	–	–	–	–	–	**603,285**

SGP is in good standing with respect to all of the underlying property agreements for its geothermal assets.

OFF BALANCE SHEET ARRANGEMENTS

SGP does not have any off balance sheet arrangements that may effect SGP's current or future operations or conditions.

DISCLOSURE CONTROL AND PROCEDURES

Disclosure controls and procedures are defined under Multilateral Instrument 52-109 – Certification of Disclosure Controls in Issuers' Annual and Interim Filings ("MI 52-109") as:

> *"...controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation is accumulated and communicated to the issuer's management, including its chief executive officer and chief financial officer (or persons who perform similar functions to a chief executive officer or a chief financial officer), as appropriate to allow timely decisions regarding required disclosure".*

SGP has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that it has an effective system of disclosure controls and procedures as defined under MI 52-109. In reaching this conclusion, SGP recognizes that two key factors must be and are present:

a) SGP is dependant upon its advisors and consultants (principally its legal counsel) to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure requirements; and
b) SGP has an active Board and management with open lines of communication.

SGP has a small staff with varying degrees of knowledge concerning the various regulatory disclosure requirements. SGP acknowledges that proper disclosure necessitates awareness of the pertinent disclosure requirements and sufficient involvement in the affairs of SGP. Accordingly, SGP provides proper communication among those people who manage and govern the affairs of SGP, this being the Board of Directors and senior management.

While SGP believes it has adequate disclosure controls and procedures in place, lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, SGP will take whatever steps necessary to minimize the consequences thereof.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

SGP evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the period ended December 31, 2007. On December 20, 2007, the Chief Executive Officer and the Chief Financial Officer performed this evaluation with the assistance of other Company employees to the extent necessary or appropriate.

Internal control over financial reporting is a process designed to provide reasonable assurance about the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The process includes policies and procedures to maintain records that accurately and fairly reflect transactions and dispositions of assets, to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements and that receipts and expenditures are being made with proper authorization, and to provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the financial statements.

Internal control weaknesses are related to the size of SGP and in turn the lack of staff. A preliminary review of SGP's internal controls indicated a common material internal control weakness over segregation of duties.

This weakness in SGP's internal control over financial reporting results in a more than remote likelihood that a material misstatement would not be prevented or detected. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting by segregating duties and requiring appropriate dual authorizations for any distribution of assets. In addition all transactions are reviewed by two of more senior level persons. Despite management's best efforts, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

ADDITIONAL INFORMATION

Additional information relating to SGP may be obtained or viewed from the System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com and on SGP's website at **www.sierrageopower.com** or by requesting further information from SGP's head office in Vancouver.

Cale Moodie
Chief Financial Officer & Director

Gary Thompson
President, CEO & Director

Management's Report

The accompanying Consolidated Financial Statements of Sierra Geothermal Power Corp. and related financial information presented in this annual report are the responsibility of Management and have been approved by the Board of Directors. The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles. The Consolidated Financial Statements and related financial information reflect amounts which must, of necessity, be based upon informed estimates and judgments of Management with appropriate consideration to materiality. All financial information contained in the annual report is consistent, where appropriate, with that contained in the Consolidated Financial Statements.

The Company has developed and maintains systems of internal controls, policies and procedures in order to provide reasonable assurance as to the reliability of the financial records and the safeguard of assets.

KPMG LLP, independent external auditors, has audited the Consolidated Financial Statements in accordance with the auditing standards generally accepted in Canada on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee. Their report is included with the Consolidated Financial Statements.

The Board of Directors has established an Audit Committee. The Audit Committee reviews with Management and the external auditors any significant financial reporting issues, the financial statements, and any other matters of relevance to the parties. The Audit Committee meets quarterly to review and approve the interim consolidated financial statements prior to their release, as well as annually to review the Company's annual consolidated financial statements and Management's discussion and analysis, and to recommend their approval to the Board of Directors. The external auditors have unrestricted access to the Company, the Audit Committee and the Board of Directors.

Cale Moodie
Chief Financial Officer & Director

Gary Thompson
President, CEO & Director

February 29, 2008

Auditors' Report to Shareholders

We have audited the consolidated balance sheet of Sierra Geothermal Power Corp. as at December 31, 2007 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the fourteen month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and the results of its operations and its cash flows for the fourteen month period then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at October 31, 2006 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 19, 2007.

KPMG LLP

Chartered Accountants

Vancouver, Canada
February 29, 2008

Consolidated Balance Sheet

(Expressed in Canadian dollars)

	December 31, 2007	October 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 9,804,369	$ 50,925
Short-term investments	1,000,000	–
Amounts receivable	70,473	2,604
Prepaid expenses and deposits	441,916	54,798
	11,316,758	108,327
Equipment (note 5)	41,360	12,427
Reclamation bond	50,770	–
Interest in geothermal properties (note 6)	7,640,515	603,285
	$ 19,049,403	$ 724,039
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 630,060	$ 89,656
Promissory notes	–	180,000
Due to directors (note 10)	10,111	12,000
	640,171	281,656
Asset retirement obligation (note 7)	145,641	–
Non-controlling interest (note 4)	13,146	–
Shareholders' equity:		
Share capital (note 8)	23,167,461	3,857,948
Subscriptions received	–	5,000
Contributed surplus (note 9)	1,499,818	143,294
Deficit	(6,416,834)	(3,563,859)
	18,250,445	442,383
Nature of operations (note 1)		
Commitments (note 11)		
Subsequent events (note 14)		
	$ 19,049,403	$ 724,039

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Director

Director

Consolidated Statement of Operations, Comprehensive Loss and Deficit

(Expressed in Canadian dollars)

	Fourteen month period ended December 31, 2007	Year ended October 31, 2006
Expenses:		
Advertising and promotion	$ 317,703	$ 31,048
Amortization	5,875	2,517
Consulting fees (note 10)	294,166	65,393
Director fees (note 10)	41,700	–
Exploration	323,501	5,749
Interest and bank charges	6,940	–
Investor relations	80,621	–
Management fees (note 10)	–	54,000
Office, general and administration fees	295,123	90,965
Professional fees	250,366	87,873
Salaries, wages and benefits	414,850	–
Stock-based compensation	1,149,859	18,031
Transfer agent and filing fees	36,632	16,282
Travel and meals	115,148	40,121
	3,332,484	411,979
Loss before other items, income taxes and non-controlling interest	(3,332,484)	(411,979)
Other items:		
Accretion expense (note 7)	(76,952)	–
Interest income	230,439	2,488
Other income and expense	(2,166)	–
Loss on disposal of equipment	(9,402)	–
Foreign exchange loss	(105,210)	–
Write-off of interest in geothermal properties (note 6)	(29,111)	–
	7,598	2,488
Loss before income taxes and non-controlling interest	(3,324,886)	(409,491)
Future income tax recovery (note 13)	101,362	–
Loss before non-controlling interest	(3,223,524)	(409,491)
Non-controlling interest	370,549	–
Net loss for the period and comprehensive loss	(2,852,975)	(409,491)
Deficit, beginning of period	(3,563,859)	(3,154,368)
Deficit, end of period	$ (6,416,834)	$ (3,563,859)
Basic and diluted loss per share (note 2(i))	$ (0.06)	$ (0.05)
Weighted average number of common shares outstanding	44,903,860	8,310,321

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(Expressed in Canadian dollars)

	Fourteen month period ended December 31, 2007	Year ended October 31, 2006
Cash provided by (used in):		
Operations:		
Net loss for the period	$ (2,852,975)	$ (409,491)
Items not involving cash:		
Amortization	5,875	2,517
Stock-based compensation	1,149,859	18,031
Accretion expense	76,952	–
Loss on sale of equipment	9,402	–
Unrealized foreign exchange loss and other	(43,051)	–
Write-off of interest in geothermal properties	29,111	–
Future income tax recovery	(101,362)	–
Non-controlling interest	(370,549)	–
	(2,096,738)	(388,943)
Changes in non-cash working capital balances:		
Amounts receivable	(67,869)	(2,504)
Prepaids and deposits	(387,118)	89,586
Accounts payable and accrued liabilities	540,404	72,395
	(2,011,321)	(229,466)
Investments:		
Acquisition of equipment	(40,811)	(8,345)
Purchase of short-term investments	(1,000,000)	–
Interest in geothermal properties	(6,486,113)	(246,481)
Cash acquired on acquisition (note 4)	100,517	–
	(7,426,407)	(254,826)
Financing:		
Shares issued for cash, net of issue costs	19,373,061	221,636
Promissory notes	(180,000)	180,000
Subscriptions received	–	5,000
Due to directors	(1,889)	10,267
	19,191,172	416,903
Increase (decrease) in cash and cash equivalents	9,753,444	(67,389)
Cash and cash equivalents, beginning of period	50,925	118,314
Cash and cash equivalents, end of period	$ 9,804,369	$ 50,925
Supplementary information:		
Interest received	$ 196,929	$ –
Shares issued on acquisition (note 4)	395,539	–
Shares issued for geothermal properties (note 6(b))	116,000	–

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)
Fourteen month period ended December 31, 2007. Year ended October 31, 2006.

1. NATURE OF OPERATIONS

Sierra Geothermal Power Corp. (the Company) is incorporated under the laws of British Columbia. The Company is in the process of developing its geothermal properties held for the potential commercial production of electricity and has not yet determined the economic viability of its geothermal properties. The Company's principal projects are located in Nevada, USA. The underlying value of the geothermal properties and the recoverability of the related deferred costs are entirely dependent on the existence of one or more economic properties and the Company's ability to obtain the necessary financing to complete development, achieve future profitable production and secure and maintain the appropriate permits, rights and beneficial interest in the properties.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. At December 31, 2007, the Company had working capital of $10,676,587. Management recognizes that the Company will need to secure additional financing in order to meet its planned business objectives. There can be no assurances that the Company will continue to obtain additional financial resources or achieve profitability or positive cash flows. If the Company is unable to obtain adequate financing it would be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) **Basis of presentation:**
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its subsidiaries Cayley Geothermal Corp. and Sierra Geothermal Power Inc. The Company has no variable interest entities as defined under Accounting Guideline 15, *Consolidation of Variable Interest Entities*. All material intercompany transactions and balances have been eliminated on consolidation.

(b) **Cash and cash equivalents:**
Cash and cash equivalents are comprised of cash and highly liquid investments having original terms to maturity of 90 days or less when acquired.

(c) **Short-term investments:**
Short-term investments consist of term deposits with maturity of greater than three months and less than one year. These investments are recorded at their fair value at each reporting period with changes to fair value recorded in the statement of operations.

(d) **Reclamation bond:**
The reclamation bond relates to the Reese River property and is a savings bond that is recorded at cost.

(e) **Equipment:**
Equipment is carried at cost less accumulated amortization. Amortization is provided on a declining balance basis over the estimated useful lives of the assets given the following rates:

Asset	Rate
Furniture and equipment	20%
Computer equipment	30%

(f) Interest in geothermal properties:
All expenditures related to the acquisition and exploration of geothermal properties are capitalized until either commercial production is established, the property is abandoned or the property is sold. At that time, such costs will either be amortized on a systematic basis or charged to operations. The Company reviews the carrying value of the property for impairment on a quarterly basis. All general exploration costs not directly related to a property for which they do not yet have an interest in are expensed as incurred.

If there has been a delay in exploration activity that extends beyond three years, the Company writes off any exploration or acquisition costs related to that property unless persuasive evidence exists to support their recoverability. The amount shown for the geothermal properties represents costs incurred to date and does not necessarily reflect present or future values.

(g) Asset retirement obligations:
Future costs to retire an asset, including remediation and ongoing treatment and monitoring of the site, have been recognized and recorded as a liability at fair value. The liability is accreted over time through periodic charges to operations. In subsequent periods, the liability and related asset are adjusted for any changes in the amount or timing of the underlying cash flows. The asset retirement cost is capitalized as part of the asset's carrying value and amortized over the asset's useful life, once put in use. Future asset retirement obligations are not recorded where timing or amount of the remediation costs cannot be reasonably estimated. The asset retirement obligation is classified as long-term, based on expectation of settlement.

(h) Income taxes:
The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using income tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is recognized in operations in the period that substantive enactment occurs. Future income tax assets also result from unused loss carry forwards and other deductions. To the extent that the realization of a future income tax asset is not considered to be more likely than not, a valuation allowance is provided.

(i) Loss per share:
Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss. Diluted loss per common share is calculated by the treasury stock method whereby the assumed proceeds of the dilutive exercisable instruments are applied to repurchase common shares at the average market price for the period. The resulting net issuance is included in the weighted average number for the purposes of the diluted per share calculation. In the Company's case, diluted loss per share is the same as basic loss per share, as the effect of all outstanding stock options (note 8(c)) and warrants (note 8(e)) on loss per share would be anti-dilutive.

(j) Foreign currency transactions:
These financial statements are presented in Canadian dollars, the Company's functional currency. Amounts are denominated in other currencies have been translated into Canadian dollars as follows:

(i) monetary assets and liabilities at the rate of exchange prevailing at the balance sheet date;

(ii) non-monetary assets and liabilities at historical exchange rates, unless such items are at market value, in which case they are translated at the exchange rate in effect at the balance sheet date; and

(iii) revenue and expense transactions at the rate of exchange in effect on the dates they occur.

Exchange gains and losses are recorded in the statement of operations.

(k) Stock-based compensation and other stock-based payments:
The Company has a stock option plan that is described in note 8(c). The Company records all stock-based payments using the fair value method. Under the fair value method, stock-based payments for employees are measured at the fair value on the date of grant and stock-based payments to non-employees are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable and are amortized over the vesting period. The offset to the recorded cost is to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital at the time of exercise.

(l) Share capital:
The Company records the proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue the shares was reached and announced for acquisitions and at the date of issuance for other non-monetary transactions.

(m) Use of estimates:
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant areas requiring the use of management estimates include recoverability of interest in geothermal properties, determination of reclamation obligations, valuation allowance for future income taxes and assumptions used for the purposes of estimating the fair value of stock options granted. Actual results may differ from those estimates.

(n) Flow-through shares:
Cayley Geothermal Corp., the Company's subsidiary, has issued flow-through shares subject to the Income Tax Act of Canada (the Act). The Act provides that, where the share issuance proceeds are used for exploration and development expenditures, the related income tax deductions may be renounced to subscribers. Accordingly, these expenditures provide no tax deduction to the Company. Cayley Geothermal Corp. records these share issuances by crediting share capital for the full value of the cash consideration received, and subsequently reduces share capital by the estimated amount of the related future tax liability when the expenditures are renounced. Cayley's share capital has been eliminated upon consolidation.

3. CHANGES IN ACCOUNTING POLICIES

Effective November 1, 2006 the Company adopted, on a prospective basis, the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

(a) Accounting changes – (Section 1506):
This standard allows for voluntary changes in accounting policy only when such changes enhance the relevance and reliability of the financial statements and the comparability of those financial statements over time and with the financial statements of other entities. The standard requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Any impact that the adoption of Section 1506 will have on results of operations and financial conditions will depend on the nature of future accounting changes. Its adoption has had no impact on these financial statements.

(b) Comprehensive income – (Section 1530):
Comprehensive income is the change in shareholders' equity during a period from transactions and other events from non-owner sources. This standard requires that certain gains and losses which would otherwise be recorded as part of net earnings be presented in "other comprehensive income" until it is considered appropriate to recognize them into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as other financial statements.

(c) Equity – (Section 3251):
This section requires standards for the presentation of changes in equity that arise as a result of the adoption of *Comprehensive Income, Financial Instruments – Recognition and Measurement, and Hedges* (Section 1530, 3855 and 3865). It establishes standards for the presentation of accumulated other comprehensive income, which is comprised of all components of other comprehensive income.

(d) Financial instruments – recognition and measurement – (Section 3855):
This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.

Under Section 3855, financial instruments must be initially classified into one of the following balance sheet categories (including derivatives):

- Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statements of operations;
- Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recognized in other comprehensive income until the instrument is derecognized or impaired at which time the amounts would be recorded in net earnings; or
- Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized utilizing the effective interest method.

In accordance with this new standard, financial instruments have been classified as follows:

- Cash and cash equivalents and short-term investments were classified as held-for-trading and accordingly carried at their fair values;
- Accounts receivable and the reclamation bond were classified as loans and receivables, and accordingly carried at their amortized costs;
- Accounts payable and accrued liabilities were classified as other financial liabilities and are currently carried at their amortized costs.

The classification of financial instruments as at November 1, 2006 and their subsequent changes to December 31, 2007 have resulted in no material gains or losses that require separate presentation in other comprehensive income or recognition in earnings (loss).

Transaction costs that are directly attributable to the issuance of financial assets or liabilities are accounted for as part of the carrying value at inception, and are recognized over the term of the assets or liabilities using the effective interest method.

(e) Financial instruments – disclosure and presentation – (Section 3861):
This section establishes disclosure and presentation standards for financial instruments and non-financial derivatives, and identifies relevant information to be disclosed. Disclosures need not be provided on a comparative basis for periods prior to the adoption date of these new standards.

(f) Hedging – (Section 3865):
This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(g) New accounting pronouncements not yet adopted:

(i) Going concern:
Effective January 1, 2008, the Company will be implementing the amended CICA Handbook Section 1400, to include requirements for management to assess and disclose and entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

(ii) Financial instruments:
Effective January 1, 2008, the Company will be implementing the new CICA accounting Sections: 3862, *Financial Instruments – Disclosure*, 3863, *Financial Instruments – Presentation*, which replaces Section 3861, *Financial Instruments – Disclosures and Presentation*. These new standards revise and enhance the disclosure requirements, and carry forward, substantially unchanged, the presentation requirements. Sections 3862 and 3863 emphasize the significance of financial instruments for the entity's financial position and performance, the nature and extent of the risks arising from financial instruments, how these risks are managed. These new standards are applicable to interim and annual periods relating to fiscal years beginning on or after October 1, 2007.

(iii) Capital disclosures:
Effective January 1, 2008, the Company will be implementing the new CICA accounting Section 1535, *Capital Disclosures*. Section 1535 specifies the disclosure of (A) an entity's objectives, policies, and processes for managing capital; (B) quantitative data about what the entity regards as capital; (C) whether the entity has complied with any capital requirements; and (D) if it has not complied, the consequences of such non-compliance. These new standards are applicable to interim and annual periods relating to fiscal years beginning on or after October 1, 2007.

The Company does not believe that the impact of the above new accounting standards on the Company's financial positions and results of operations will have a material effect.

4. ACQUISITION

On November 21, 2006, the Company acquired a 50.76% interest in the issued and outstanding shares of Cayley Geothermal Corp. (Cayley), an Alberta corporation. Under the terms of the acquisition, the Company has issued 8,779,453 common shares to the shareholders of Cayley and received the right to purchase, upon fulfillment of certain conditions, the balance of the shares of Cayley in exchange for 9,220,548 shares of the Company due to be issued in three annual instalments of 3,000,000; 3,000,000 and 3,220,548 commencing November 21, 2007. As at December 31, 2007, the first installment of shares was pending regulatory exchange approval and had not yet been issued.

The total consideration for the above noted transaction was estimated using the fair values of the net assets received on the acquisition date. Management of the Company believes valuation of the net assets to be the appropriate method as the Company's shares were thinly traded and tightly held as at the acquisition date. The purchase price cost was allocated as follows:

Consideration given – common shares issued – 8,779,453	$	395,539
Assets acquired and liabilities assumed, at fair value:		
Current assets	$	118,713
Equipment		3,399
Promissory note		180,000
Geothermal interests		525,837
Reclamation bond		56,426
Current liabilities		(105,141)
		779,234
Less: non-controlling interest		(383,695)
	$	395,539

5. EQUIPMENT

December 31, 2007	Cost	Accumulated amortization	Net book value
Furniture and equipment	$ 14,098	$ 3,108	$ 10,990
Computer equipment	36,916	6,546	30,370
	$ 51,014	$ 9,654	$ 41,360

October 31, 2006	Cost	Accumulated amortization	Net book value
Furniture and equipment	$ 10,107	$ 1,951	$ 8,156
Computer equipment	6,945	2,674	4,271
	$ 17,052	$ 4,625	$ 12,427

6. INTEREST IN GEOTHERMAL PROPERTIES

Cumulative expenditures incurred on the geothermal properties are as follows (see schedule in note 6(e)) for detailed breakdown):

	December 31, 2007	October 31, 2006
Reese River property (a)	$ 4,279,573	$ –
Pumpernickel property (b)	1,089,499	603,285
Alum property (c)	331,861	–
Silver Peak	647,142	–
Others	1,292,440	–
	$ 7,640,515	$ 603,285

(a) Reese River property:

On March 1, 2006, the Company entered into an agreement with Western Geothermal Partners LLC (Western) to acquire geothermal leasehold rights on the Reese River property in Lander County, Nevada, USA. Pursuant to this agreement, the Company will obtain 100% interest in the leases, if the following requirements are met:

Requirement	Timeline	Status
Make an option fee payment of US$100,000	on or before April 30, 2006	Paid
Complete Phase One slim hole test drilling or equivalent	by December 31, 2006, which was amended to exclude a timeline for completion	Completed
Pay an option fee of US$50,000	on or before April 30, 2007	Paid
Spend no less than US$2,000,000 on approved exploration expenditures	by April 30, 2008	Completed
Pay an option fee of US$50,000	on or before April 30, 2008	Pending
Spend no less than US$3,000,000 in approved exploration expenses	by November 30, 2009 unless mutually extended in writing	Pending

Western shall retain a 1% gross royalty on electrical production and/or direct use applications from the leases payable in quarterly royalty payments. The Company has a buy-out option to purchase the royalty.

Western will contribute the remaining Department of Energy GRED III grant funds in an amount not to exceed US$582,668 on the Phase One exploration program. Western shall receive US$50,000 for the efforts to secure the award. This payment has been made and the Company has received the GRED III funds in full.

(b) Pumpernickel property:
On October 12, 2004, the Company entered into an option agreement (Agreement) with Nevada Geothermal Power Inc. and Noramex Corporation (collectively NGP), whereby the Company was granted the exclusive right and option (the Option) to acquire up to 50% interest in the Pumpernickel Geothermal Property (the Property). The property now consists of 10.5 geothermal leases in the Humboldt County, Nevada, USA, covering approximately 6,622 acres of land. On February 14, 2006, the Company signed an amendment agreement to revise the payment schedule.

In consideration for the interest in the Property, the Company is required to:

Pay to NGP a total cash payment of $120,000, as follows:

- $10,000 payable upon approval from the TSX Venture Exchange (TSX) (paid)
- $10,000 payable on first anniversary date (paid)
- $10,000 payable on December 14, 2006 (paid)
- $20,000 payable on December 14, 2007 (paid)
- $70,000 payable on December 14, 2008

Incur total expenditures of $5,000,000, as follows:

- $400,000 on or before first anniversary date (completed)
- $600,000 on or before December 14, 2006 (completed)
- $4,000,000 on or before December 14, 2008

Issue a total of 600,000 common shares, as follows:

- 100,000 common shares upon approval from the TSX (issued)
- 100,000 common shares on or before first anniversary date (issued)
- 100,000 common shares on or before December 14, 2006 (issued)
- 100,000 common shares on or before December 14, 2007 (issued)
- 200,000 common shares on or before December 14, 2008

During the 14 months ended December 31, 2007, the Company paid cash of $585,000 to NGP, of which $360,663 was capitalized under mineral interest and $224,337 was included as a prepayment for expenses to be incurred. During the 14 months ended December 31, 2007, the Company also issued 200,000 shares to NGP at a fair value of $116,000, which was capitalized to acquisition costs on the property.

(c) Alum property:
On July 14, 2006, the Company entered into an agreement with Geo Energy Partners 1983 Ltd. to acquire geothermal leasehold rights on the Alum property near Silver Peak, Nevada, USA.

Under the agreement, the Company will obtain 100% interest in the geothermal leases, if the following requirements are met:

The Company will make three instalments of $100,000 payable on:

- December 31, 2006 (paid)
- June 1, 2007 (paid)
- December 31, 2007 (paid)

The properties are subject to a 4% royalty payable to Geo Energy Partners. The Company has a buy out option to purchase the royalty. As at December 31, 2007 the Company has obtained 100% interest in the Alum leases.

(d) Exclusive option on additional projects:

On March 24, 2006, the Company entered into an exclusive option agreement with Western to acquire geothermal leasehold rights on twelve properties throughout the state of Nevada, USA.

Under the agreement, the Company will obtain 100% interest in the leases, if the following requirements are met:

- An exclusive option payment of US$150,000 prior to December 31, 2006 (paid)
- Cash payments totaling US$1,826,000 in six month installments over a three year period

The properties are subject to a 2% royalty payable to Western. The royalty is reduced to 1% on a prorated basis based on the percent of the available acreage purchased. The Company has a buy out option to purchase the royalty at a rate of $30,000 per megawatt per 1% royalty of nameplate installed capacity on all of the properties.

As at December 31, 2007 a total of US$975,000 was paid out to Western fulfilling the Company's period obligations until March 1, 2008.

(e) Geothermal costs incurred are as follows:

December 31, 2007	Pumpernickel $	Reese River $	Silver Peak $	SP Direct $	Alum $	Others $	Total $
Acquisition	292,280	210,799	360,322	–	322,043	1,217,546	2,402,990
Lease	48,480	15,636	15,833	–	–	52,934	132,883
Permitting	1,468	154,353	76,779	–	580	–	233,180
Site access	–	94,452	3,202	–	–	–	97,654
Geological, geophysical and geochemical	732,981	475,954	23,615	19,433	3,530	21,960	1,277,473
Tangible drilling costs	–	157,864	–	–	–	–	157,864
Intangible drilling costs	5,779	2,800,415	22,564	–	–	–	2,828,758
Plant studies	–	95	9,695	–	–	–	9,790
Transmission	–	17,706	77,281	–	–	–	94,987
Power purchase agreements	–	36,595	12,187	–	–	–	48,782
Travel and camp costs	3,608	75,932	12,265	–	–	–	91,805
Wages	–	159,278	29,633	9,678	3,111	–	201,700
Other	4,903	11,805	3,766	–	2,597	–	23,071
Asset retirement obligation	–	68,689	–	–	–	–	68,689
Write-down of geothermal interests	–	–	–	(29,111)	–	–	(29,111)
	1,089,499	4,279,573	647,142	–	331,861	1,292,440	7,640,515

October 31, 2006	Pumpernickel $	Reese River $	Silver Peak $	SP Direct $	Alum $	Others $	Total $
Acquisition	146,280	–	–	–	–	–	146,280
Lease	36,190	–	–	–	–	–	36,190
Permitting	1,467	–	–	–	–	–	1,467
Geological, geophysical and geochemical	327,574	–	–	–	–	–	327,574
Other	91,774	–	–	–	–	–	91,774
	603,285	–	–	–	–	–	603,285

7. ASSET RETIREMENT OBLIGATION

During the fourteen month period ended December 31, 2007, the Company recorded an asset retirement obligation related to the Company's net ownership interests in the Reese River property in Nevada. The Company's provision for future site reclamation and closure costs is based on known federal and local laws and regulations concerning environmental requirements. It is not currently possible to estimate the impact on financial results, if any, of future legislative or regulatory developments.

Assumptions used in determination of the site reclamation and closure liabilities include estimated undiscounted costs of $455,100 to be expended in the next 10 years at a discount rate of 27.5% and inflation factor of 3%.

	Fourteen month period ended December 31, 2007	Year ended October 31, 2006
Balance, October 31, 2006	$ –	$ –
Additional liabilities incurred	68,689	–
Accretion expense	76,952	–
Balance, December 31, 2007	$ 145,641	$ –

8. SHARE CAPITAL

(a) Authorized:

Unlimited common shares without par value

(b) Issued and outstanding:

	Numbe of shares	Amount
Balance, November 1, 2005	7,554,868	$ 3,591,312
Warrants exercised	204,675	71,636
Shares issued for mineral properties	100,000	45,000
shares issued for cash, net of share issue costs	600,000	150,000
Balance, October 31, 2006	8,459,543	3,857,948
Shares issued for cash, net of share issue costs	36,893,542	13,625,057
Shares exchanged upon acquisition (note 4)	8,779,453	395,539
Shares issued for mineral properties (note 6(b))	200,000	116,000
Agent warrants	–	(459,465)
Warrants exercised, net	12,862,500	5,145,244
Options exercised, net	895,500	588,500
Future income tax effect of flow-through shares (note 2(n))	–	(101,362)
Balance, December 31, 2007	68,090,538	$ 23,167,461

On November 22, 2006, the Company closed a brokered private placement for gross proceeds of $5,068,063 (net $4,620,865). As part of the private placement the Company issued 16,893,542 units. Each unit consists of one common share and one share purchase warrant exercisable on a one for one basis at a price of $0.40 for each additional common share purchased in the first year and at a price of $0.50 for each share purchased in the second year from the date of placement. In conjunction with the private placement, 8,779,453 shares were issued for the acquisition of Cayley (note 4). 9,220,548 shares are to be issued over the next three years for the acquisition of the remaining Cayley common shares outstanding.

On December 7, 2006, the Company issued 100,000 common shares in satisfaction of an option agreement on the Pumpernickel Property. The fair value of the shares was determined using the trading price at issuance date of $0.47. On December 11, 2007, the Company issued another 100,000 shares in regards to the option agreement on the Pumpernickel Property, the shares were trading at $0.69 at the time of issue.

On May 29, 2007 the Company closed a $10,000,000 brokered private placement. The placement consisted of 20,000,000 units offered at the price of $0.50 per unit. Each unit consisted of one common share and one share purchase warrant exercisable at a price of $0.70 to purchase one additional common share of the Company until May 29, 2009. Pursuant to the terms of the private placement, the Agent received a commission of 8% of the gross proceeds of the private placement plus 1,600,000 Agent's Warrants exercisable at a price of $0.50 to purchase a unit of the Company consisting of one share and one share purchase warrant exercisable at the price of $0.70 for one common share for each warrant issued. The fair value of these Agent's warrants has been calculated using the Black-Schols option pricing model with the following assumptions: risk free interest rate of 4.30%; expected dividend yield of 0%, volatility factor of 116% and an expected life (full life) of 2 years. Under this method of calculation, the fair value of the Agent's warrants amounted to $459,465. As all vested immediately, this amount has been recorded as a reduction to share capital with the offset to contributed surplus.

(c) Stock options:

The Company has a share option plan approved by the shareholders that allows it to grant incentive stock options for the purchase of common shares of the Company to persons in consideration for services. Stock options must be non-transferrable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 10% of the issued shares of the Company at the time of granting and may not exceed 5% to any individual (maximum 2% to any consultant). The exercise price of the stock options is determined by the board of directors of the Company at the time of grant, but cannot be less than market price, less permissible discounts, on the TSX Venture Exchange. Options have a maximum term of five years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case the options terminate one year after the event. Vesting of options is made at the time of the granting of the options at the discretion of the board of directors. Once approved and vested, options are exercisable at any time. During the year ended December 31, 2007, the Company granted 3,025,000 options to employees, directors and officers of the Company.

The continuity of the Company's stock options for the year ended December 31, 2007, all of which are exercisable at December 31, 2007, is as follows:

Exercise price	Expiry date	Balance, October 31, 2006	Granted	Exercised	Forfeited	Balance December 31, 2007
$0.25	August 12, 2010	645,000	–	150,000	–	495,000
$0.40	January 28, 2008	95,000	–	95,000	–	-
$0.40	December 1, 2011	–	2,625,000	650,000	50,000	1,925,000
$0.50	July 31, 2012	–	400,000	–	–	400,000
		740,000	3,025,000	895,000	50,000	2,820,000

	Balance, October 31, 2006	Granted	Exercised	Forfeited	Balance, December 31, 2007
Weighted average exercise price	$0.27	$0.41	$0.37	$0.40	$0.39
Contractual weighted average remaining life (years)	3.46				3.81

The continuity of the Company's stock options for the year ended October 31, 2006, all of which are exercisable at October 31, 2006, is as follows:

Exercise price	Expiry date	Balance, October 31, 2005	Granted	Exercised	Forfeited	Balance October 31, 2006
$0.25	August 12, 2010	645,000	–	–	–	645,000
$0.40	January 28, 2008	–	95,000	–	–	95,000
$0.40	March 21, 2007	–	100,000	–	100,000	-
		645,000	195,000	–	100,000	740,000
Weighted average exercise price		$0.25	$0.40	–	$0.40	$0.27
Contractual weighted average remaining life (years)		4.78				3.46

Subsequent to December 31, 2007, 1,010,000 stock options were issued to directors, employees and consultants of the Company.

(d) Stock-based compensation:

The weighted average fair value of options granted during 2007, being $0.34 per option, was estimated using the Black-Scholes option pricing model with the following assumptions; risk free interest rate of 4.30%; expected dividend yield of 0%; volatility factor of 117%-120% and an expected life (full life) of 5 years. Under this method of calculation, the fair value of all options granted during 2007 amounted to $1,149,859. As all vested immediately this amount has been recorded in the statement of operations.

(e) Share purchase warrants:

The continuity of the Company's warrants for the years ended December 31, 2007 and October 31, 2006 is as follows:

Exercise price	Expiry date	Balance, October 31, 2006	Issued during this year	Exercised/ expired	Balance December 31, 2007
$0.35	November 30, 2006	280,000	–	280,000	–
$0.40,$0.50	November 21, 2008	–	16,893,542	12,632,500	4,261,042
$0.50	May 29, 2009	–	1,600,000	–	1,600,000
$0.70	May 29, 2009	–	20,000,000	–	20,000,000
		280,000	38,493,542	12,912,500	25,861,042

Exercise price	Expiry date	Balance, October 31, 2005	Issued during this year	Exercised/ expired	Balance December 31, 2006
$0.35	June 21, 2006	1,490,100	–	1,490,000	–
$0.35	July 7, 2006	132,100	–	132,100	–
$0.35	November 30, 2006	–	300,000	20,000	280,000
		1,622,200	300,000	1,642,100	280,000

1,600,000 of the warrants were granted as agents' options for private placements.

9. CONTRIBUTED SURPLUS

Balance, October 31, 2005	$ 125,263
Fiscal 2006 stock-based compensation	18,031
Balance, October 31, 2006	143,294
Fiscal 2007 stock-based compensation (note 8(d))	1,149,859
Agent's warrants	459,465
Options exercised	(252,800)
Balance, December 31, 2007	$ 1,499,818

10. RELATED PARTY TRANSACTIONS

The following is a summary of amounts charged by officers, directors and by companies controlled by directors:

	Fourteen month period ended December 31, 2007	Year ended October 31, 2006
Management fees	$ –	$ 54,000
Consulting fees	108,295	54,900
Director fees	41,700	–
	$ 149,995	$ 108,900

Included as due to directors in current liabilities is $10,111 owing to directors for director fees and expense reimbursements. Included in AP is $13,252 in amounts owed to directors for expense reimbursements. $12,046 of that amount has been capitalized to geothermal properties. All transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11. COMMITMENTS

The Company entered into a new lease agreement for its corporate office effective May 1, 2008 expiring May 1, 2010. The Company is committed to make payments of $14,970 per month until expiry date or forfeit three months rent if lease is forfeited.

The Company is obligated to make certain payments, issue shares and incur exploration expenditures as described in note 6 in connection with the acquisition of its geothermal property interests.

12. SEGMENTED INFORMATION

The Company operates in a single reportable operating segment being the acquisition and development of geothermal properties for the commercial production of electricity in Canada and the United States. Geographic information is as follows:

2007	Canada	United States	Total
Current assets	$ 10,830,922	$ 485,836	$ 11,316,758
Equipment	35,203	6,157	41,360
Geothermal property	1,089,498	6,551,017	7,640,515
Reclamation deposit		50,770	50,770
Total assets	11,955,623	7,093,780	19,049,403
Current liabilities	318,732	321,439	640,171
Long-term liabilities	–	145,641	145,641
Interest and other income	214,437	13,836	228,273
Loss for the period, before non-controlling interest	2,967,040	256,484	3,223,524

During the year ended October 31, 2006, the Company was engaged in one geographic segment – the development of geothermal properties in Nevada, USA.

13. INCOME TAXES

A reconciliation between the Company's statutory and effective tax rate is as follows:

	December 31, 2007	October 31, 2006
Loss before income taxes and non-controlling interest	$ (3,324,886)	$ (409,491)
Statutory tax rate	34.12%	34.12%
Income tax recovery at statutory rates	$ 1,134,451	$ 139,718
Permanent differences	(19,524)	(6,152)
Reduction in future tax rates	(290,266)	–
Expiration of losses	(45,025)	–
Other	23,333	–
	802,969	133,566
Valuation allowance	(701,607)	(133,566)
Income tax recovery	$ 101,362	$ –

The future income tax assets and liabilities are calculated at the substantively enacted rate of 27% (2006 – 34.12%). The tax effect of the significant temporary differences which comprise future tax assets and liabilities are as follows:

	December 31, 2007	October 31, 2006
Future income tax assets:		
Non-capital tax losses carried forward	$ 901,000	$ 523,000
Resource pools	164,000	183,000
Equipment	18,000	18,000
Share issuance costs	310,000	25,000
Other	58,000	–
Total gross future income tax assets	1,451,000	749,000
Valuation allowance	(1,451,000)	(749,000)
Net future income tax liability	$ –	$ –

The realization of income tax benefits related to these future potential assets is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

The Company has non-capital losses for Canadian tax purposes of approximately $3,163,000 which are available to reduce taxable income in future years. The losses expire as follows:

2008	$ 105,000
2009	87,000
2013	429,000
2014	170,000
2025	481,000
2026	1,675,000
2027	216,000
	$ 3,163,000

Approximately US$138,000 in US non-capital losses are available to reduce future US taxable income. These losses have expiry dates ranging from 2026 to 2027.

14. SUBSEQUENT EVENTS

Subsequent to December 31, 2007, 1,010,000 stock options were issued to directors, employees and consultants of the Company and 227,500 series J warrants were exercised for proceeds of $113,750.

Management Team



Gary R. Thompson, P.Geo
President & Chief Executive Officer

Gary Thompson has over 20 years of experience in the resource sector. The greater part of this experience comes from mining exploration but also includes 5 years in oil & gas and 8 years in geothermal energy. Prior to joining SGP, he held positions with Newmont Mining Corporation, EnCana Corporation and NovaGold Resources Inc. In 2001, Mr. Thompson founded Cayley Geothermal Corp. which was acquired by SGP in 2006. He has conducted geothermal property evaluations and economic assessments, and has compiled an extensive database of U.S. and Canadian geothermal resources. Mr. Thompson holds a Bachelor of Science (Honours) in Geology from the University of British Columbia and is an active member of professional geoscience organizations in British Columbia (APEGBC) and Alberta (APEGGA).



Jeff Finkelstein, CA
*Chief Financial Officer**

Jeff Finkelstein is a Chartered Accountant with over 20 years of financial experience. Prior to joining SGP, Mr. Finkelstein worked for a number of public companies in the technology and mining sectors. In 1999, he was employed by SmarTire Systems Inc., a technology company formerly listed on the Nasdaq exchange, where he was Controller until 2002 and served as CFO until 2008. Mr. Finkelstein also held the position of Controller for Silver Standard Resources Inc., a Nasdaq and TSX listed company, and Golden Knight Resources Inc., formerly a TSX listed company. Prior to that, he worked in public practice accounting from 1985 to 1992. He holds a Bachelor of Commerce (Honors) and a Bachelor of Arts from the University of Manitoba.

Cale Moodie
*Chief Financial Officer***

Cale Moodie held the position of controller with SGP from 2006 to 2007 and served as CFO until 2008. He is currently a board director for SGP Corp. Mr. Moodie comes from a public accounting background and in his past position at KPMG LLP's Vancouver Industrial Markets Group, he audited public mining, forestry and geothermal companies.

** Joined SGP in April 2008*
*** Resigned from SGP in April 2008*



Joel A. Ronne, P. Eng
Vice President & Chief Operating Officer

Joel Ronne has over 12 years of experience in the energy industry, including positions with the International Atomic Energy Agency, Ballard Power Systems Inc., CANMET Energy Technology Centre and BC Hydro. Prior to joining SGP, he was an independent energy consultant providing technical and financial modeling services to independent power producers, including Cayley Geothermal Corp. and Sound Energy Inc. Mr. Ronne is a graduate of the University of Victoria, Department of Mechanical Engineering, and is an active member of the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC).



Roberto Ricci, MBA
Vice President, Corporate Development

Roberto Ricci has over 7 years of investment banking experience with extensive knowledge of structured financings for energy, transportation and infrastructure assets in North America and Europe. Mr. Ricci is a former investment banker with NatWest Markets in the UK, and Credit Suisse First Boston in New York, and has advised on various corporate and structured finance transactions. Mr. Ricci holds a Masters of Business Administration from the Johnson Graduate School of Management at Cornell University. Mr. Ricci is primarily responsible for developing and executing SGP's project financing strategy, including identifying and negotiating joint venture partnerships, negotiating construction and term financings, and undertaking economic modeling of SGP's projects.



Lesley Russell, BA (Hons), LLB
Corporate Secretary

Lesley Russell has over 12 years experience in a variety of international administrative and legal positions. She joined SGP in 2007 as the Executive Administrator and was appointed SGP's Corporate Secretary in March 2008. Prior to joining SGP, she was the Administrative Manager for K+F Global Partners Ltd., an international recruitment agency, and served as an Administrative Manager for international language schools in New Zealand and Japan. Ms. Russell obtained a Bachelor of Arts (Honours) and a Bachelor of Laws from the University of Manitoba, and was called to the Manitoba Bar in 1996.

CORPORATE OFFICE:

500 – 666 Burrard Street
Vancouver, B.C., Canada
V6C 3P6

T (604) 683-0332
F (604) 683-0342
1 800 563 5631

info@sierrageopower.com

CORPORATE LEGAL COUNSEL:

Kjeld Werbes Law Corporation
708 – 1111 West Hastings Street
Vancouver, B.C., Canada
V6E 2J3

AUDITORS:

KPMG LLP
777 Dunsmuir Street
Vancouver, B.C., Canada
V7Y 1K3

TRANSFER AGENT:

Pacific Corp. Trust Company
510 Burrard Street
Vancouver, B.C., Canada
V6C 3B9

SECURITIES UNDERWRITER:

Jacob & Company Securities Inc.
199 Bay Street, Suite 2901
Commerce Court West
PO Box 322
Toronto, ON, Canada
M5L 1G1

ANNUAL GENERAL MEETING:

May 26, 2008
The Fairmont Waterfront
(Cheakamus Room)
Vancouver, B.C., Canada

FSC Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SW-COC-000677
© 1996 Forest Stewardship Council

RECEIVED
2008 MAY 27 P 2:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC Mail Processing
Section

MAY 07 2008

Washington, DC
110

NOTICE OF MEETING
and
INFORMATION CIRCULAR

for the Annual and Special Meeting of Shareholders of Sierra Geothermal Power Corp

Monday, May 26, 2008

SIERRA GEOTHERMAL POWER CORP.
Suite 500, 666 Burrard Street, Vancouver
British Columbia, Canada V6C 3P6
Ph: (604) 683 0332 Fx: (604) 683 0342

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The 2008 Annual and Special General Meeting (the "Meeting") of the Shareholders of Sierra Geothermal Power Corp will be held:

Date:	**Monday, May 26, 2008**
Time:	**10:00 a.m. (PST)**
Place:	**The Fairmont Waterfront Hotel** **Cheakamus Room** **900 Canada Place Way** **Vancouver**

BUSINESS OF THE MEETING

At the Meeting, the Shareholders will be asked to:

1. receive and consider the audited consolidated financial statements of the Company for the 14-month period ended December 31, 2007, together with the Auditors' Report;
2. re-appoint KPMG LLP as the Company's independent auditors until the next annual meeting at a remuneration to be fixed by the Board of Directors;
3. fix the number of Directors at six;
4. elect the directors to hold office until the Company's next annual meeting;
5. approve and ratify the Company's currently implemented Stock Option Plan as more fully set forth in the Information Circular accompanying this notice;
6. authorize the Company to make a private placement of securities, the result of which may give rise to the creation of a control block of shares or an effective change in control of the Company; and
7. transact such other business as may be properly transacted at the Meeting or at any adjournment.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

Shareholders who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Company's transfer agent:

Pacific Corporate Trust Company
2nd Floor, 510 Burrard Street
Vancouver, British Columbia, V6C 3B9
Facsimile No.: (604) 689-8144

or the Company, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

By Order Of The Board Of Directors

Gary Thompson
Chief Executive Officer & President, Director

Vancouver, Canada
18 April 2008

FOR THE ANNUAL AND SPECIAL GENERAL MEETING TO BE HELD ON MAY 26, 2008

TABLE OF CONTENTS

PROXIES

Solicitation of Proxies

This Information Circular is provided in connection with the solicitation of proxies by management of Sierra Geothermal Power Corp. (the "Company"). The form of proxy which accompanies this Circular is for use at the 2008 Annual and Special General Meeting (the "Meeting") of the shareholders of the Company to be held on May 26, 2008, at the time and place and for the purposes set out in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. The solicitation will be made by mail.

Appointment and Revocation of Proxies

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy. The persons named in the proxy are directors and officers of the Company. A shareholder who wishes to appoint some other person (who need not be a shareholder) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed proxy (by mail, fax, telephone or internet according to the instructions on the proxy) to the office of:

Pacific Corporate Trust Company
2nd Floor, 510 Burrard Street
Vancouver, British Columbia, V6C 3B9
Facsimile: (604) 689-8144

not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting. The Chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A shareholder who has given a proxy may revoke it by:

a) Signing a proxy with a later date and delivering it at the time and place noted above;

b) Signing and dating a written notice of revocation and delivering it to the office of Pacific Corporate Trust Company or the Company's office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chair of the Meeting on the day of the Meeting, or in any manner provided by law; - or -

c) Attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Non-Registered Shareholders

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly-appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the company are "non-registered" shareholders because the shares they own are not registered in their names. Instead, the shares are registered in the name of a nominee, such as a brokerage firm, through which they purchased the shares; a bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or a clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely a non-registered holder.

In accordance with securities regulatory policies, the Company has distributed copies of the Meeting materials (being the Notice of Meeting, this Information Circular and the Proxy) to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, their own mailing procedures and provide their own return instructions.

If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order to ensure that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee, and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

Voting of Proxies

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the proxy will vote the securities represented by the proxy **in favour of** each matter identified in the proxy and **for** the nominees of management for directors and auditor.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting. As at the date of this Information Circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote in accordance with their best judgment, exercising discretionary authority.

VOTING SECURITIES AND PRINCIPAL HOLDERS

The voting securities of the Company consist of an unlimited number of common shares without par value. As at the date of this Information Circular, 68,318,038 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

April 18, 2008 has been fixed in advance by the directors of the Company as the Record Date for the purpose of determining those shareholders entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, as at the date of this Information Circular, the following are the only parties that beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the voting rights attached to the voting securities of the Company:

Name	Number of Voting Securities	Percentage
Skyberry Holdings Ltd[1]	16,000,000	23.42%

[1] *a corporation under the direction and control of Anthony Mitchell, President*

CORPORATE GOVERNANCE

Statement of Corporate Governance Practices

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders. It also takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision-making.

Mandate of the Board

The mandate of the Board of Directors, as set out in the Company's Corporate Governance Manual, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the Company's best interests. In fulfilling its mandate, the Board, among other matters, is responsible for:

a) reviewing major strategic initiatives to ensure that the Company's proposed actions accord with shareholder objectives;

b) reviewing and approving the reports and other disclosure issued to shareholders;
c) ensuring the effective operation of the Board; and
d) safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources.

Meetings of the Board

The Board is mandated to hold regular meetings a minimum of four times a year. Additional meetings are held to address special items of business.

During the 14-month period ended December 31, 2007[1], the Board convened for fifteen meetings both in person and via teleconference.

Board of Directors

The Toronto Stock Exchange Guidelines (the "Exchange Guidelines") suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as "unrelated" directors. An "unrelated" (or independent) director is one who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the company or the significant shareholder.

According to the Manual, the composition and independence of the Board of Directors is governed by the following principles and guidelines:

(i) that the Board determine the status of each director as an "independent" director, based on the meaning of "independence" in National Instrument 58-101 *Disclosure of Corporate Governance Practices*;

(ii) that the Board be constituted with a majority of directors who are independent;

(iii) that the Board examine its size with a view to determining the impact of the number of directors upon the effectiveness of the Board;

(iv) that the Board establish procedures to enable the Board to function independently of management; and

(v) that the Board implement a system which enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances.

Currently the Board consists of seven directors, five of whom are considered by the Board to be "unrelated" within the meaning of the Exchange Guidelines and two of whom are "inside" or management directors and accordingly, are considered to be "related".

Management proposes to set the number of directors at six. Of the proposed nominees, four are "unrelated" and two are "inside" or management directors and accordingly, are considered to be "related". Refer to "Election of Directors" and the Nominee Table on page 10.

Directorships

The following directors are presently directors of other reporting issuers as listed below:

Director	Reporting Issuer
John Oness	Alix Resources Corp. (Alberta, British Columbia, Ontario)
Rita Theil	Scottish Water plc (Scotland)

[1] All references in this Information Circular to the "2007 fiscal year" or the "2007 financial year" refer to the 14-month period from November 1, 2006 to December 31, 2007. The Company changed its year end from October 31 to December 31 during 2007.

Orientation and Continuing Education

The Board has adopted a Corporate Governance Manual which requires the Board, in conjunction with the Compensation Committee and the Company, to provide an orientation and education program for new directors. This program is currently in development.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics which applies to all directors, officers, employees and consultants, and prescribes a high standard of ethical conduct in all dealings related to the affairs of the Company.

Nomination of Directors

The Corporate Governance Committee recommends new nominees to the Board, although a formal process has not been adopted. The recommendation of nominees is generally the result of recruitment efforts by both directors and management, including both formal and informal discussions.

Assessments

The Board, in conjunction with the Compensation Committee, is responsible for assessing the effectiveness of the Board and the Committees of the Board, and the contribution of the individual directors. This includes making recommendations to the Board regarding corporate goals and objectives and the performance of management.

Committees of the Board

The Board has formed three committees: the Compensation Committee, the Corporate Governance Committee and the Audit Committee. Each board is comprised of three directors.

Compensation Committee

The Compensation Committee is responsible for reviewing compensation for management, for reviewing the adequacy and form of compensation for directors and ensuring that the compensation realistically reflects the responsibilities and risks involved in being an effective director. The Compensation Committee is also responsible for developing compensation guidelines for management and reporting to the Board on its activities and recommendations. The Compensation Committee is currently comprised of three directors: Cale Moodie, John Oness and Rita Theil.[2]

Corporate Governance Committee

The Corporate Governance Committee is responsible for establishing and monitoring the governance practices and procedures of the Board and the Board Committees. It is currently comprised of two independent directors, Jack Carthy, Rita Theil and one executive director, Gary Thompson.

Audit Committee

The Audit Committee's Charter

The Charter of the Audit Committee (the "Committee"), which sets out the responsibilities, activities and membership of the Committee, is attached as Schedule "A".

Composition of the Audit Committee & Relevant Education and Experience

The following are the current members of the Committee:

Name	Type of Director	Financially Literate	Summary of Relevant Experience
Jack Carthy (Chair) P.Eng, MBA	Independent[1]	Yes	33 years of experience in executive and management positions in Canada, Chile and the UK. Retired in 2003 as President of Power Systems International for Finning International; current Director and Audit Committee member for the Company and for the Industry Training Authority for the Province of British Columbia; holds an MBA with a major in international finance and completed the Directors Certification program with the Canada Institute of Corporate Directors in 2006.

[2] For further information, refer to "Compensation of Directors" on page 9.

Name	Type of Director	Financially Literate[1]	Summary of Relevant Experience
Cale Moodie BSF, CA	Independent[1]	Yes	4 years financial experience and 8 years business experience in both public and private sectors; currently CFO for Full Metal Minerals Ltd and Underworld Resources Ltd; former CFO and Controller of the Company; former accountant for KPMG LLP's Vancouver Industrial Markets Group auditing resource based companies.
Jay Oness	Independent[1]	Yes	30 years business experience in corporate management with specific experience in strategic planning, business development and investor relations for public companies. Currently Vice President, Investor & Corporate Relations for several public resource companies; Director for Alix Resources Corp, and Advisor for Hard Creek Nickel Corp and Andover Ventures Inc.

[1] *As defined by Multilateral Instrument 52-110 ("MI 52-110")*

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors for the past two financial years are listed in the table below:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2007	$33,000[(1)]	Nil	Nil	Nil
October 31, 2006	$7,500	Nil	Nil	Nil

[(1)] *subject to final invoicing*

Exemption

The Company is relying on the exemption granted for Venture Issuers in Section 6.1 of National Instrument 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.

EXECUTIVE COMPENSATION

Form 51-102F6 of the *Securities Act* (British Columbia) defines "Named Executive Officer" ("NEO")to mean the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeded $150,000. As well, any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the company at the end of the most recently completed financial year end is considered an NEO.

Compensation to Named Executive Officers

The criteria used in determining the amount of executive officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

The following table sets out the compensation of Named Executive Officers for the Company's previous three financial years:

Summary Compensation Table for Named Executive Officers

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Fiscal Year[1]	Salary ($)	Bonus ($)	Other Annual Compensation[2] ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Gary Thompson CEO & President	2007 2006 2005	122,000 Nil -	Nil Nil -	Nil Nil -	475,000 Nil -	Nil Nil -	Nil Nil -	Nil Nil -
Cale Moodie CFO	2007 2006 2005	108,295 Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -	Nil Nil -
Daniel McGee President (Past)	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil 54,000 30,000	475,000 Nil 295,000	Nil Nil Nil	Nil Nil Nil	30,000[3] Nil Nil

[1]*The 2007 fiscal year is for the 14-month period from November 1, 2006 to December 31, 2007.*

[2]*The value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus.*

[3] *Further details are provided below in "Management Contracts". Also refer to the Directors' Compensation table on page 9.*

Long-Term Incentive Plan (LTIP) Awards

A long-term incentive plan (LTIP) is typically a plan providing compensation intended to motivate performance over a period greater than one financial year. It does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale.

No LTIP awards were made to any Named Executive Officer during the 2007 fiscal period.

Options & Stock Appreciation Rights

Options include all options and rights granted by a company or its subsidiaries as compensation for employment services or office. A stock appreciation right ("SAR") is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of the company's common shares.

The Company has established a formal plan under which stock options are granted to directors, officers, employees and consultants as an incentive to serve the Company in attaining its goal of improved shareholder value.[3]

The following table sets forth the grant of options to purchase or acquire securities of the Company or its subsidiaries, if any, or SARs which were made to Named Executive Officers of the Company during the 14-month period ended December 31, 2007.

Aggregated Option/SAR Grants During the Most Recently Completed Financial Year

NEO Name	Securities Under Options/SARs Granted (#)	Percent of Total Options / SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Gary Thompson, CEO & President	475,000	25%	$0.40	$182,875	Dec 1, 2011
Cale Moodie, CFO	Nil	-	-	-	-
Dan McGee, President (Past)	475,000	25%	$0.40	$182,875	Dec 1, 2011

[3] For further information on the Company's stock option plan, refer to "Approval and Ratification of Stock Option Plan" on page 11.

The following table lists the exercise of options and SARs, if any, by each NEO during the 14-month period ended December 31, 2007, and the financial year-end value of unexercised options and SARs:

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/Unexercisable
Gary Thompson CEO & President	Nil	Nil	475,000 / Nil	$194,750 / Nil
Cale Moodie CFO	Nil	Nil	Nil / Nil	Nil / Nil
Daniel McGee President (Past)	Nil	Nil	475,000 / Nil	$194,750 / Nil

Termination of Employment, Change in Responsibilities and Employment Contracts

From November 1, 2006 until July 31, 2007, Gary Thompson, Chief Executive Officer and President, was paid a monthly fee of $8,000. On August 1, 2007, Mr. Thompson entered into a written employment agreement with the Company and his monthly salary was increased to $10,000 per month. In addition, under the terms of the employment agreement, Mr. Thompson is entitled to a discretionary bonus of up to a maximum of $60,000 subject to conditions set out in the contract, 250,000 share options annually, and pension contributions whereby the Company will match any contributions made to a Registered Retirement Savings Plan to a maximum of $7,000. Mr. Thompson's bonus for 2007 is currently being reviewed by the Compensation Committee of the Board.

Under the terms of the written employment agreement, if the Company has a change of control or is bought out by a competitor and the result is dismissal (including constructive dismissal), Mr. Thompson is entitled to two years' salary, including the maximum allowable bonus he would have received in the year in which the Company was bought.. In these circumstances, Mr. Thompson's options are to vest upon change of control, termination or dismissal. In the event Mr. Thompson is dismissed without just cause, he is entitled to two years' salary. In the event of Mr. Thompson's resignation, there is no formal severance package.

During the 14-month period ended December 31, 2007, Cale Moodie served as the Controller until May 2007 and then as the Chief Financial Officer and Secretary of the Company pursuant to an agreement dated December 18, 2006, in consideration for $108,295 in fees for that period. Mr. Moodie resigned from his position effective April 1, 2008.

Further reference can be made to Summary Compensation Table on page 7.

DIRECTOR COMPENSATION

Meetings

Independent directors are entitled to the following compensation for participation in Board and Committee meetings, whether in person or by teleconference:

Attendance at a meeting of the Board	$500
Attendance at a committee meeting of the Board	$300

Expenses

Independent directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.

Stock Options

Independent directors are also entitled to receive stock options. Generally stock options are issued upon appointment to the Board at the Company's annual general meeting or when directors are appointed to the Board if during the year. The number of stock options to which an independent director is entitled to are indicated below. The stock options vest immediately.

Independent Directorship	150,000 per year
Committee Chair	30,000 per year
Non-Chair Committee Seat	10,000 per year

Directors' Compensation for the Financial Year

For the 14-month period ended December 31, 2007, the following table lists those directors who received Directors' Compensation:

Director[1]	Fees Earned or Paid in Cash ($)
Jack Carthy	4,000
Daniel McGee[2]	30,000
John Oness	2,500
Rita Theil	5,200
Total	**41,700**

[1] *Management directors do not receive compensation for fulfilling their duties and obligations as directors.*

[2] *Refer to "Management Contracts" below for further details.*

MANAGEMENT CONTRACTS

The Company was party to a Management Contract with Daniel McGee, the former President of the Company and Chairman of the Board, dated February 1, 2006, whereby Mr. McGee performed management services and attended to the day-to-day affairs of the Company for a fee of $5,000 per month plus expenses.

On June 28, 2007, Mr. McGee resigned as President and Director and entered into an agreement with the Company whereby he received a lump sum payment of $30,000 in substitution for the payments otherwise payable under the Management Contract for the balance of the term, and accepted an appointment to the Board of Directors of the Company's wholly owned subsidiary.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors, executive officers of the Company, or nominees for election as a director, or associate of any such person have been indebted to the Company during the 14-month period ended December 31, 2007.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The directors and officers of the Company have an interest in the resolutions concerning the election of directors and stock options. Otherwise no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Appointment of Auditor

KPMG LLP, Chartered Accountants, of Vancouver, British Columbia, are the auditors of the Company. KPMG LLP was appointed by directors' resolution on October 11, 2007. Representatives of KPMG LLP are expected to be present at the Meeting but are not expected to make a statement. However, they are expected to be available to respond to appropriate questions.

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of KPMG LLP as the auditors of the Company to hold office until the next annual meeting or until their successor is appointed, at a remuneration to be fixed by the Board of Directors.

Election of Directors

The directors of the Company are elected annually to hold office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the articles of the Company, or unless he or she becomes disqualified to act as a director.

The Company proposes to elect six directors to the Board.

The persons named in the following table are management's nominees to the Board. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed below. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that a vacancy occurs because of death or for any reason prior to the Meeting, the proxy shall not be voted with respect to the filling of the vacancy.

Management's Nominees to the Board of Directors			
Name and Address of Nominee and Present Position with Company	**Five Year History of Principal Occupations**	**Period From Which Nominee Has Been Director**	**Number of Approximate Voting Securities[1]**
Independent (or "Unrelated") Directors			
Jack Carthy [2, 4] British Columbia, Canada Director	Retired as President of Power Systems, International from Finning International in 2003 after 33 years; President of Sound Energy, Run of River Hydro developer, since 2004; Director of Industry Training Authority Province of British Columbia since 2006; Director of Spark Robotics since 2007.	Since May 4, 2007	Nil
Cale Moodie [2, 3] British Columbia, Canada Director	CFO for Full Metal Minerals Ltd and Underworld Resources Ltd, mining and exploration companies; former CFO and Controller of the Company from Nov 2006 to March 2008; accountant with Manning Elliott from January to November 2007; accountant for KPMG LLP from 2005 to 2007; President and CEO of Dentalwest Personnel, a recruiting agency, from 2002 to 2004; Chartered Accountant.	Since April 10, 2007	351,852
Alfred Sorensen Alberta, Canada Director	President and CEO of Galveston LNG, developers of a worldwide LNG midstream business, since 2004; former President of Duke Energy (Europe) Ltd from 2000 to 2002; Chartered Accountant.	Since March 12, 2008	Nil
Laura Rita Theil [3, 4] Ontario, Canada Director	Founder and CEO of Jackryn France Inc, a privately held family business since 2004; current Director for Scottish Water plc, a UK public utility; former Director, European Utilities for Schroder Salomon Smith Barney (Investment Banking Division) from 1999-2003; Corporate and securities lawyer in Ontario, England and Wales.	Since April 10, 2007	Nil

Management's Nominees to the Board of Directors			
Name and Address of Nominee and Present Position with Company	**Five Year History of Principal Occupations**	**Period From Which Nominee Has Been Director**	**Number of Approximate Voting Securities[1]**
Executive (or "Related") Directors			
Joel Ronne British Columbia, Canada Vice President and Chief Operations Officer, Director	Vice President and Chief Operations Officer of the Company since November 2006; Energy Consultant to independent power producers including Cayley Geothermal Corp and Sound Energy from 2001 to 2005; Energy Analyst for Atomic Energy Agency from 2001 to 2002; Design Team Lead with Ballard Power Systems from 1996 to 2000; Professional Engineer	Since November 21, 2006	409,000
Gary Thompson [4] British Columbia, Canada CEO & President, Director	President & Chief Executive Officer of the Company since November 2006; President of Cayley Geothermal Corp since 2001; project geologist and consultant from 2000 to 2005 for various companies including Newmont Mining Corp and NovaGold Resources Inc, mining and exploration companies, and Encana Corp, an oil and gas company; Professional Geologist	Since November 21, 2006	419,000

[1] voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised as of the date of the Notice of Meeting

[2] member of the Audit Committee of the Board

[3] member of the Compensation Committee of the Board

[4] member of the Corporate Governance Committee of the Board

Other than as described below, no proposed director:

a. is, as at the date of this Information Circular, or has been within 10 years before the date of this Circular, a director, chief executive office or chief financial officer of any company (including the Company) that, while that person was acting in that capacity:

   i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

   ii) was subject to an event that resulted, after that person ceased to be a director, chief executive office or chief financial officer, in the company being subject to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

   iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b. has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Approval and Ratification of the Company's Stock Option Plan

The Company wishes to renew the existing Stock Option Plan (the "Plan") subject to shareholder approval, which would authorize the company to set aside a number of treasury shares equal to 10% of the issued and outstanding shares on a rolling basis.

The number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders.

Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its shareholders. Options will be exercisable over periods of up to five years as determined by the Board and are required to have to have an exercise price no less than the closing market price of the Company's shares prevailing on the day before the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the TSX Venture Exchange. The Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion. The Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares, must be approved and ratified by shareholders on an annual basis.

Therefore, at the Meeting, shareholders will be asked to consider, and if thought fit to approve a resolution in the following form approving the Plan:

> "BE IT RESOLVED that the Company approve and ratify, subject to regulatory approval, the Stock Option Plan pursuant to which the Directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis or 2% if the person is engaged in investor relations activities or is a consultant."

Unless such authority is withheld, the persons named in the enclosed proxy intend to vote for the approval and ratification of the Plan.

Reference should be made to the full text of the Plan which will be made available at the Company's office until the business day immediately preceding the date of the Meeting.

A copy of the Stock Option Plan will be available at the Meeting.

Stock Options Granted and Exercised in the Past Year

The following stock options were granted and exercised during the 14-month period ended December 31, 2007:

Stock Options Granted in the Past Financial Year

	Number of Shares Granted[1]	Exercise Price	Expiry Date
Directors	1,150,000	$0.40 – 0.50	Dec 1, 2011 – July 31, 2012
Officers	1,250,000	$0.40	Dec 1, 2011
Consultants	625,000	$0.40	January 27, 2008
Total	3,025,000		

[1] *includes the number granted to Named Executive Officers previously disclosed*

Stock Options Exercised in the Past Financial Year

	Number of Shares Exercised	Aggregate Value Realized ($)
Directors	350,000	57,000
Officers	Nil	Nil
Consultants	545,000	50,750
Total	895,000	107,750

Empowering Resolution for Private Placement

The Company is currently negotiating with one or more possible financiers for the private placement of shares or units. If the Company accepts a proposal to finance the Company which might give rise to any one shareholder owning more than 20% of the issued and outstanding shares of the Company after the closing of the financing, such financing and the possible creation of a control block of shares or an effective change in control must be approved by shareholders of the Company pursuant to the requirements of the TSX Venture Exchange.

The Company's proposal to seek shareholders approval to a possible change in control or creation of a control block of shares is being sought in advance of the terms of any financing being settled. If particulars of a financing are settled before the meeting, the terms will be disseminated to shareholders and the public through the issuance of a news release and particulars of the possible change in control will be delivered to shareholders either in advance of the meeting or at the meeting at which shareholder approval is sought to the possible change in control and the creation of a control block of shares.

DIRECTORS' APPROVAL

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors of the Company.

OTHER MATTERS

Management knows of no other matters to come before the Meeting of shareholders other than those referred to in the Notice of Meeting. However, if any other matters which are not known to the management of the Company shall properly come before the Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Shareholders may contact the Company to request copies of the Company's financial statements and the Management Discussion & Analysis Report (MD&A).

Financial information is provided in the Company's comparative audited annual financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA), THE SECURITIES REGULATION (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OF FURNISHED UNDER THE ACT OR REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

BY ORDER OF THE BOARD OF DIRECTORS

"JACK CARTHY"

Jack Carthy
Director

18 April 2008

CERTIFICATE OF MANAGEMENT

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED THIS 18th day of April, 2008

Gary R. Thompson
Chief Executive Officer and President

SCHEDULE "A" - THE AUDIT COMMITTEE'S CHARTER

Mandate

The primary function of the Audit Committee (the "Committee) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing:

- the financial reports and other financial information provided by the Company to regulatory authorities and shareholders;
- the Company's systems of internal controls regarding finance and accounting; and
- the Company's auditing, accounting and financial reporting processes.

Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements;
- review and appraise the performance of the Company's external auditors;
- provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three Directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee (i.e. independent directors).

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholder's meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the external auditors.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

i) Review and update this Charter annually.

ii) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

i) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

ii) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

iii) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

iv) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

v) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

vi) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

vii) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto.

Financial Reporting Processes

i) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

ii) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

iii) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

iv) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

v) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

vi) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

vii) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

viii) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

ix) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to the appropriateness of such judgments.

x) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

xi) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

xii) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

xiii) Review certification process.

Other

i) Review any related-party transactions.

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

YOU WILL NOT AUTOMATICALLY RECEIVE COPIES OF THE FINANCIAL STATEMENT(S) UNLESS THIS CARD IS COMPLETED AND RETURNED.

Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

In order to benefit the environment by saving paper and reduce delivery expenses, we recommend that you select email as your preferred method of communication and provide your current email address and your consent to electronic delivery. **To provide your consent, please complete the Consent to Electronic Delivery form available at www.pctc.com/PCTCPortal/Public/ShareHolder.aspx**. Holders that return this card in the mail and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent by mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the **current financial year**.

SIERRA GEOTHERMAL POWER CORP.

Please select one or both of the following options: ______ **Annual Financial Statements & MD & A**
______ **Quarterly Financial Statements & MD & A**

Name: ____

Address: ____
Street Name & Number *Apt. or Suite*

____
City *Prov or State* *Country* *Postal or Zip Code*

Email Address: ______________________ Preferred Method of Communication: Email:_____ or Mail:_____

*Signature: ______________________ Date: ______________________

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

PACIFIC CORPORATE TRUST COMPANY
510 BURRARD STREET, 2ND FLOOR
VANCOUVER, BC
V6C 3B9

END

OR BY FAX TO: 604-689-8144

OR COMPLETE THE FORM ONLINE AT: www.pctc.com/PCTCPortal/Public/ShareHolder.aspx

* At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information. The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Policy, available on our website at www.pctc.com, or by writing to us at the address shown above. PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

END